Filed Pursuant to Rule 424(b)(3)
Registration No. 333-127498

PROSPECTUS

23,085,160 Shares

Gastar Exploration Ltd.

Common Shares

This prospectus relates to the offer and sale, from time to time, of up to 23,085,160 common shares of Gastar Exploration Ltd., an Alberta corporation, held by or issuable to the selling shareholders listed on page 19 of this prospectus. The common shares being offered by the selling shareholders are outstanding, issuable upon conversion of the convertible debentures, issuable pursuant to outstanding subscription receipts and upon exercise of warrants. See “Selling Shareholders”. Gastar will not receive any proceeds from the sale of the shares by the selling shareholders. All the proceeds from the sale of shares will be for the respective account of each selling shareholder.

For a description of the plan of distribution of the shares, please see page 27 of this prospectus.

Our common shares are listed on the American Stock Exchange under the symbol “GST” and on the Toronto Stock Exchange under the symbol “YGA.” On August 11, 2006, the last reported sale prices for our common shares on the American Stock Exchange and the Toronto Stock Exchange and were $2.40 and CDN$2.75, respectively.

Investing in our common shares involves risks. Please read “ Risk Factors” beginning on page 3.

This prospectus has not been filed in respect of, and will not qualify, any distribution of the common shares in any province or territory of Canada.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

August 14, 2006

(Supplementing the prospectus dated May 3, 2006)

You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

Unless otherwise specified or the context otherwise requires, all dollar amounts in this prospectus are expressed in U.S. dollars. Canadian dollars, when used, are expressed with the symbol “CDN$”.

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission for a continuous offering. Under this prospectus, the selling shareholders may, from time to time, sell the shares of our common stock described in this prospectus in one or more offerings. This prospectus may be supplemented from time to time to add, update or change information in this prospectus. Any statement contained in this prospectus will be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained in a prospectus supplement modifies such statement. Any statement so modified will be deemed to constitute a part of this prospectus only as so modified, and any statement so modified will be deemed to constitute a part of this prospectus.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the detailed information contained under the heading “Risk Factors” and the documents incorporated herein in their entirety. Unless otherwise indicated or required by the context, (i) “we”, “us”, and “our” refer to Gastar Exploration Ltd. and its subsidiaries and predecessors, (ii) “GeoStar acquisition” refers to our June 2005 acquisition from GeoStar Corporation (“GeoStar”) of additional reserves and working interests in the Powder River Basin and in East Texas, (iii) “convertible debentures” refers to our $30.0 million principal amount of 9.75% convertible senior unsecured debentures, (iv) “warrants” refers to the warrants to purchase common shares issued to investors in connection with certain financing transactions or to our placement agents in connection with the offering of convertible debentures and certain other subordinated notes as partial compensation for their services, (v) “senior secured notes” refers to our $73.0 million principal amount of senior secured notes issued in 2005, and (vi) all financial data included in this prospectus has been prepared in accordance with accounting principles generally accepted in the United States of America. General information about us can be found on our website at www.gastar.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as any amendments and exhibits to those reports, will be available free of charge through our website as soon as reasonably practicable after we file or furnish them to the Securities and Exchange Commission, or SEC. Information is also available at www.sec.gov for United States filings and at www.sedar.com for Canadian filings.

Gastar Exploration Ltd.

Our Business

We are an independent exploration and production company focused on finding and developing natural gas assets in North America and Australia. We pursue a balanced strategy combining select higher risk, deep natural gas exploration prospects with lower risk CBM development projects. We own and operate exploration and development acreage in the Deep Bossier natural gas play of East Texas and in the deep Trenton-Black River play in the Appalachian Basin. Our coal bed methane, or CBM, activities are conducted within the Powder River Basin of Wyoming and upon the approximate 3.5 million acres controlled by us and our joint development partners in PEL 238, located in the Gunnedah Basin of New South Wales, Australia and in EL 4416, located in the Gippsland Basin of Victoria, Australia. We derive all of our revenues from production of natural gas and oil located in the United States. We currently derive no revenues from Canadian or Australian sources. We see no risks other than normal business risks attendant to our CBM activities in Australia.

Recent Developments

On August 1, 2006, we announced that as of July 31, 2006, Thom Robinson had resigned, effective immediately, as Chairman of the Board and as a member of the Board of Directors. Mr. Robinson resigned to devote his full time and efforts to Geostar Corporation’s Australian activities in the Gippsland Basin. The Board of Directors has appointed J. Russell Porter, Chief Executive Officer and President, as Chairman of the Board.

Corporate Information

We are a Canadian corporation that is subsisting under the Business Corporations Act (Alberta). Our principal office is located at 1331 Lamar Street, Suite 1080, Houston, Texas 77010, and our telephone number is (713) 739-1800. Our website address is http://www.gastar.com. Information on our website or about us on any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

THE OFFERING

Common shares to be offered by the selling shareholders shares	23,085,160

Use of proceeds

We will not receive any of the proceeds from the sale of the shares by the selling shareholders. All the proceeds from the sale of shares will be for the respective accounts of the selling shareholders.

Exchange listing	Our common shares are listed on the American Stock Exchange under the symbol “GST” and on the Toronto Stock Exchange under the symbol “YGA”.

This prospectus relates to the offer and sale, from time to time, of the common shares by selling shareholders. Pursuant to various agreements entered into in connection with the offering of our securities, we are required to register for resale certain of our common shares that are either now outstanding or will be issued upon exercise of certain warrants or conversion of our convertible debentures or common shares that we have issued, or committed to issue pursuant to subscription receipts. We are also offering the opportunity to participate in the registration statement to other holders of some of our restricted securities. Shares covered in the registration will include 10,195,649 outstanding common shares currently held by some holders and additional common shares to be issued in the future in connection with the following:

•	The exercise of outstanding warrants to purchase 2,970,313 common shares;

•	The conversion of our convertible debentures, which are convertible into 6,488,584 common shares; and

•	The issuance of an estimated 3,430,614 common shares that we have committed to issue pursuant to subscription receipts on future dates for no additional consideration to purchasers of our senior secured notes.

For additional information about our warrants, see “Description of Capital Stock”. For additional information about our convertible debentures, our senior secured notes and the shares issuable in connection with our senior secured notes, see “Description of Indebtedness”.

RISK FACTORS

In addition to the other information set forth elsewhere in this prospectus and incorporated herein by reference, you should carefully consider the following material risk factors associated with the offering of shares of our common stock when evaluating Gastar. An investment in Gastar will be subject to risks inherent in our business.

Risks Related to this Offering and our Common Stock

Our common share price has been and is likely to continue to be highly volatile.

The trading price of our common shares are subject to wide fluctuations in response to a variety of factors, including quarterly variations in operating results, announcements of drilling and rig activity, economic conditions in the natural gas and oil industry, general economic conditions or other events or factors that our beyond our control. See “Price Range of Common Shares”.

In addition, the stock market in general and the market for natural gas and oil exploration companies in particular have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating results or asset values of those companies. These broad market and industry factors may seriously impact the market price and trading volume of our common shares regardless of our actual operating performance. In the past, following periods of volatility in the overall market and in the market price of a company’s securities, securities class action litigation has been instituted against these companies. If this type of litigation were instituted against us following a period of volatility in our common shares trading price, it could result in substantial costs and a diversion of our management’s attention and resources, which could have a materially adverse impact on our operations.

Future issuances of our common shares may adversely affect the price of our common shares.

The future issuance of a substantial number of common shares into the public market, or the perception that such issuance could occur, could adversely affect the prevailing market price of our common shares. A decline in the price of our common shares could make it more difficult to raise funds through future offerings of our common shares or securities convertible into common shares. Following the effectiveness of the registration statement to which this prospectus is a part, we believe that substantially all of our outstanding common shares, our common shares that are issued in the future upon the exercise of outstanding options and the common shares issued upon conversion and exercise of the convertible debentures and warrants or additional common shares required to be issued under subscription receipts will be tradable under the U.S. federal securities laws.

Our ability to issue an unlimited number of our common shares under our articles of incorporation may result in dilution or make it more difficult to effect a change in control of the Company, which could adversely affect the price of our common shares.

Unlike most corporations formed in the United States, our articles of incorporation chartered under the laws of the Province of Alberta, Canada permit the board of directors to issue an unlimited number of new common shares without shareholder approval, subject only to the rules of the American Stock Exchange and the Toronto Stock Exchange or any future exchange on which our stock trades. The issuance of a large number of shares could be effected by our directors to thwart a takeover attempt or offer for us by a third party, even if doing so would benefit our shareholders, which could result in the shares being valued less in the market. The issuance, or the threat of issuance, of large number of shares, at prices that are dilutive to the outstanding shares could also result in the shares being valued less in the market.

Issuance of the common shares upon exercise of warrants and conversion of convertible debentures, together with additional issuances of common shares to purchasers of our senior secured notes for no additional consideration, will dilute the ownership interest of existing shareholders and could adversely affect the market price of our common shares.

We are obligated to issue a substantial number of common shares upon exercise of outstanding common share purchase warrants and upon conversion of our convertible debentures. Additionally, in connection with the issuance of senior secured notes in June and September 2005, we also issued subscription receipts entitling the holders to receive on each of the six, twelve and eighteen-month anniversaries of each of the closings additional common shares equal in value to CDN$4.5 million and CDN$714,286, respectively, based upon then current market prices. These issuances will dilute the ownership interest of existing shareholders. Any sales in the public market of the common shares issuable upon such exercise of warrants, conversion, or issuance of additional common shares could adversely affect prevailing market prices of our common shares. In addition, the existence of these warrants and convertible debentures may encourage short selling by market participants.

If we are unable to meet the Securities and Exchange Commission’s requirements related to the assessment, attestation and effectiveness of our internal controls, we may suffer a loss of investor confidence and the price of our common shares may be adversely affected.

Under the Exchange Act, we will be required to include in our annual report a report on internal controls. This report must state management’s responsibility for establishing and maintaining an adequate internal control structure and procedures for financial reporting. The report must also contain an assessment as of the end of our fiscal year of the effectiveness of those internal controls. The Exchange Act also requires our independent registered public accounting firm to test and report on the assessment made by management. These rules will become effective for us for the year ending December 31, 2007. In order to meet these requirements, we must document and test the effectiveness of our internal controls and then allow time for our independent registered public accounting firm to audit our internal control structure. The amount of work required by us to prepare, maintain and test our internal control structure could be extensive. In the event that management is unable to complete its assessment of the effectiveness of our internal controls over financial reporting or our auditors are unable to attest to management’s assessment or do their own assessment, or if these internal controls are not effective, we might experience an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements, which could negatively impact the market price of our common shares.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

Some of the information included in this prospectus contains “forward-looking statements”. These statements can be identified by the use of forward-looking words, including “may”, “expect”, “anticipate”, “plan”, “project”, “believe”, “estimate”, “intend”, “will”, “should” or other similar words. Forward-looking statements may include statements that relate to, among other things:

•	Our financial position;

•	Business strategy and budgets;

•	Anticipated capital expenditures;

•	Drilling of wells;

•	Natural gas and oil reserves;

•	Timing and amount of future production of natural gas and oil;

•	Operating costs and other expenses;

•	Cash flow and anticipated liquidity;

•	Prospect development; and

•	Property acquisitions and sales.

Although we believe the expectations reflected in such forward-looking statements are reasonable, we cannot assure you that such expectations will occur. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from actual future results expressed or implied by the forward-looking statements. These factors include among others:

•	Low and/or declining prices for natural gas and oil;

•	Natural gas and oil price volatility;

•	The risks associated with exploration, including cost overruns and the drilling of non-economic wells or dry holes;

•	Ability to raise capital to fund capital expenditures;

•	The ability to find, acquire, market, develop and produce new natural gas and oil properties;

•	Uncertainties in the estimation of proved reserves and in the projection of future rates of production and timing of development expenditures;

•	Operating hazards attendant to the natural gas and oil business;

•	Downhole drilling and completion risks that are generally not recoverable from third parties or insurance;

•	Potential mechanical failure or under-performance of significant wells or pipeline mishaps;

•	Weather conditions;

•	Availability and cost of material and equipment;

•	Delays in anticipated start-up dates;

•	Actions or inactions of third-party operators of our properties;

•	Ability to find and retain skilled personnel;

•	Strength and financial resources of competitors;

•	Federal and state regulatory developments and approvals;

•	Environmental risks;

•	Worldwide economic conditions; and

•	Operational and financial risks associated with foreign exploration and production.

You should not unduly rely on these forward-looking statements in this prospectus, as they speak only as of the date of this prospectus. Except as required by law, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances occurring after the date of this prospectus or to reflect the occurrence of unanticipated events. See the information under the heading “Risk Factors” in this prospectus for some of the important factors that could affect our financial performance or could cause actual results to differ materially from estimates contained in forward-looking statements.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the common shares by the selling shareholders under this prospectus. All proceeds from the sale of those shares will be for the respective accounts of the selling shareholders.

SHARES ELIGIBLE FOR RESALE

As of December 31, 2005, 17,500,600 common shares were subject to issuance upon exercise of outstanding stock options granted under our Stock Option Plan, options for 12,783,350 shares of which are vested but have not been exercised, and 2,992,261 common shares were subject to issuance upon exercise of outstanding warrants, all of which shares were exercisable as of such date. As of December 31, 2005, we had outstanding $30.0 million in principal amount of convertible debentures. The convertible debentures are convertible at the option of the holders into an aggregate of 6,849,315 common shares.

As of the date of this prospectus, approximately 114 million common shares were eligible for resale pursuant to Rule 144 under the Securities Act. Pursuant to the indenture governing the convertible debentures and the terms of the certain warrants, we agreed to register for resale the 6,849,315 common shares issuable upon the conversion of our convertible debentures of which 6,488,584 common shares are being registered for resale pursuant to this prospectus and the 2,759,740 common shares issuable upon exercise of the placement agent warrants, all of which shares are covered by this prospectus. Pursuant to the terms of our senior secured notes, we have agreed to register for resale the 2,658,027 common shares issued in connection with the sale of our senior secured notes, all of which are covered by this prospectus, plus up to an estimated 3,430,614 additional common shares to be issued pursuant to subscription rights at various dates pursuant to the terms of the original sales of the registrant’s senior secured notes.

DIVIDEND HISTORY

We have never declared or paid any cash dividends on our common shares. We anticipate that we will retain any future earnings, if any, to satisfy our operational and other cash needs and do not anticipate paying any cash dividends on our common shares in the foreseeable future. In addition, our current senior secured notes prohibit us from paying cash dividends as long as such debt remains outstanding.

Pursuant to the provisions of the Business Corporations Act (Alberta), we are prohibited from declaring or paying a dividend if there are reasonable grounds for believing that (1) we are, or would after the payment be, unable to pay our liabilities as they become due or (2) the realizable value of our assets would thereby be less than the aggregate of our liabilities and stated capital of all classes.

For a discussion of Canadian laws, decrees and regulations that restrict the import or export of capital, affect the remittance of dividends or other payments to non-resident holders of our common shares, or relate to taxes, including withholding provisions, to which U.S. holders of our common shares are subject, as well as pertinent provisions of the tax treaty between Canada and the United States, please see “Material Income Tax Consequences”.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, our articles of incorporation and bylaws, which are exhibits to the registration statement of which this prospectus forms a part.

Common Shares

We have an unlimited number of common shares authorized under our articles of incorporation. We have no other authorized classes of capital stock.

As of December 31, 2005, we had outstanding 164,674,266 common shares and we had reserved 9,841,576 shares for issuance upon exercise or conversion of outstanding warrants and convertible securities. An additional 25.0 million of our common shares have been reserved for issuance under our Stock Option Plan, under which options to purchase 17,500,600 common shares were outstanding as of December 31, 2005.

In addition to the foregoing reserved shares, we also issued subscription receipts in connection with the issuance of our senior secured notes in June and September 2005, entitling the holders to receive on each of the six, twelve and eighteen-month anniversaries of the note closings, newly issued common shares equal in market value to CDN$4.5 million and CDN$714,286, respectively, based upon then current market prices. We may also be required to issue additional common shares to GeoStar in the future based on the results of certain East Texas drilling.

Our common shares trade on the American Stock Exchange under the symbol “GST” and on the Toronto Stock Exchange under the symbol “YGA”.

Common Share Purchase Warrants

As of December 31, 2005, we had warrants outstanding to acquire 2,992,261 shares of our common stock as follows:

Outstanding in Connection with:	Number of Warrants	Exercise Price	Date Granted	Expiration Date
$3.25 million private placement of 10% unsecured subordinated notes	232,521	$2.76 - 3.03	04/20/04 - 07/12/04	04/20/09 - 09/12/09
$15.0 million private placement of 15% senior notes dated July 24, 2004	510,525	$3.23	06/24/04	10/13/07
$10.0 million private placement of 15% senior notes dated October 7, 2004	1,989,475	$3.63	10/13/04	10/13/07
$30.0 million private placement of 9.75% convertible senior unsecured debentures	259,740	CDN $4.65	11/15/04 and 11/16/04	05/12/06

Certain of the warrants described in the table may have expired according to the terms of the warrants.

Subscription Receipts

In addition to 1,423,623 of our common shares issued to purchasers of $73.0 million of our senior secured notes upon issuance of the notes, we issued subscription receipts to the purchasers entitling them to receive for no additional consideration a number of shares on each of the six, twelve and eighteen-month anniversary dates of the issuance dates of the senior secured notes. Subscription receipts were issued entitling the holders to be issued for no additional consideration on each such December 17, 2005, June 17, 2006 and December 17, 2006 an aggregate number of common shares equal to CDN$4.5 million ($3.6 million) divided by the five-day weighted average trading price of common shares immediately prior to such date on the principal market or exchange where such shares trade. Additional subscription receipts were issued in connection with issuance of $10.0 million of additional senior secured notes entitling the holders to be issued for no additional consideration on each such March 20, 2006, September 19, 2006 and March 19, 2007 an aggregate number of common shares equal to CDN$714,286 ($606,000) divided by the five-day weighted average trading price of common shares immediately prior to such date.

On December 19, 2005, pursuant to the Senior Secured Notes, we issued to the Senior Secured Notes holders, for no additional consideration, an additional 1,082,105 common shares valued at CDN$4.1586, the five day weighted average trading price immediately prior to the date of issuance. Such shares were issued to the purchasers of the Senior Secured Notes on the six month anniversary of the original $63.0 million note issuance pursuant to subscription receipts. On March 20, 2006, pursuant to the Senior Secured Notes, we issued to the Senior Secured Notes holders, for no additional consideration, an additional 152,299 common shares based on the five day weighted average trading price immediately prior to the date of issuance. Such shares were issued to the purchasers of the Senior Secured Notes on the six month anniversary of the additional $10.0 million notes issuance pursuant to subscription receipts. On June 19, 2006, pursuant to the Senior Secured Notes, we issued to the Senior Secured Notes holders, for no additional consideration, an additional 1,607,143 common shares based on the five day weighted average trading price immediately prior to the date of issuance. Such shares were issued to the purchasers of the Senior Secured Notes on the twelve month anniversary of the additional $63.0 million notes issuance pursuant to subscription receipts.

We have the right under certain circumstances to require purchasers of our senior secured notes to purchase up to an additional $10.0 million principal amount of our senior secured notes on certain dates on or prior to June 16, 2007. See “Description of Our Indebtedness—Senior Secured Notes”. If additional notes are issued, the purchasers will also be entitled to receive, for no additional consideration and on similar terms as those previously issued to the purchasers, on the issuance date of the additional senior secured notes and on each of the six, twelve and eighteen-month anniversary dates of the additional notes issuance dates, additional common shares and subscription receipts for common shares in an aggregate number equal to one-fourteenth of the principal amount of the additional notes being issued (expressed in Canadian dollars assuming for this purpose only a one for one conversion ratio with the U.S. dollar principal amount) divided by the five-day weighted average trading price of common shares immediately prior to such date on the principal market or exchange where such shares trade.

Under the terms of the securities purchase agreement with the purchasers of the senior secured notes, we may not at any time issue common shares to any purchaser of these securities to the extent the issuance of common shares would cause the purchaser and its affiliates to beneficially own more than 9.9% of our outstanding common shares. In addition, until shareholder approval is obtained, the aggregate common shares issuable pursuant to securities purchase agreement, including those issuable pursuant to the subscription receipts, are limited to the maximum number that may be issued without breaching our obligations under the rules and regulations of the exchanges where our common shares trade, which currently are the American Stock Exchange and the Toronto Stock Exchange. In the event our issuances reach that maximum, the issuances to note holders would be proportionately reduced, and we would be required to pay cash for such unissued shares based on the formula for determining the number of shares required to be issued. Based on our recent trading prices and the rules of the American Stock Exchange and the Toronto Stock Exchange in effect as of the date of this prospectus, we do not expect that issuances of shares pursuant to our outstanding subscription receipts will be limited by this cap on the maximum number of shares issuable.

In the event of a change of control or upon a sale of substantially all of our assets or a reorganization or merger where we are not the surviving entity, the purchasers may require the Company to accelerate the issuance of our common shares pursuant to the subscription receipts.

Voting Rights

Holders of our common shares are entitled to vote at all meetings of our shareholders, with each share having one vote.

Our board of directors must call an annual meeting of shareholders to be held not later than 15 months after the last preceding annual meeting of shareholders and may, at any time, call a special meeting of shareholders. For purposes of determining the shareholders who are entitled to receive notice of a meeting of shareholders, the board of directors may, in accordance with the Business Corporations Act (Alberta) and National Instrument 54-101, fix in advance a date as the record date for that determination of shareholders, but that record date may not be more than 50 days or less than 35 days before the date on which the meeting is to be held.

The guidelines of National Instrument 54-101 and the provisions of the Business Corporations Act (Alberta) provide that notice of the time and place of a meeting of shareholders must be sent to each shareholder entitled to vote at the meeting, each director and to our auditors, not more than 50 days and not less than 21 days prior to the meeting. Our Bylaws provide that a quorum of shareholders is present at a meeting if at least 5% of the shares entitled to vote at a meeting are present in person or by proxy. A shareholder may participate in a meeting by means of telephone or other communication facilities that permit all persons participating in the meeting to hear each other.

In the case of joint shareholders, one of the holders present at a meeting may, in the absence of the other holder(s) of the shares, vote the shares. If two or more joint shareholders are present in person or by proxy, then they are to vote as one on the shares held jointly by them. If there is a disagreement between joint shareholders, they are considered to have abstained from voting.

Amendments to Articles of Incorporation and Bylaws

An amendment to our articles of incorporation requires the approval of not less than two-thirds of the votes cast by the holders of our common shares at a meeting of the shareholders.

An amendment to our Bylaws requires the approval of not less than 51% of the votes cast by the holders of our common shares at a meeting of the shareholders.

Dividends

Our shareholders are entitled to receive such dividends and other distributions on our common shares as the board of directors declares from time to time. Pursuant to the provisions of the Business Corporations Act (Alberta), we may not declare or pay a dividend if there are reasonable grounds for believing that (1) we are, or would after the payment be, unable to pay our liabilities as they become due or (2) the realizable value of our assets would thereby be less than the aggregate of our liabilities and stated capital of all classes. We may pay a dividend by issuing fully paid shares, or in money or property. If shares of a subsidiary or affiliate of Gastar are issued in payment of a dividend, the declared amount of the dividend stated as an amount of money will be added to the stated capital account maintained or to be maintained for shares of the class or series issued in payment of the dividend. We do not expect to pay any dividends to our shareholders for the foreseeable future, but intend to retain any future earnings for our operational and other cash needs. Further, our current senior secured notes prohibit us from paying cash dividends for so long as the notes remain outstanding.

No Preemption Rights; Limited Restrictions on Directors’ Authority to Issue Shares

Existing shareholders have no rights of preemption or first refusal under our articles of incorporation or under the laws of Alberta with respect to future issuances of our common shares. Subject to the policies of the

American Stock Exchange and the Toronto Stock Exchange, our board of directors has the authority to issue additional common shares. The policies of the Toronto Stock Exchange stipulate that the issuance price must not be lower than the market price, less the maximum prescribed discount (which varies based on the market price), and that an exercise or conversion price of convertible securities must not be lower than the market price on the date of the issuance of the security.

Board of Directors; Election and Removal of Directors

Holders of our common shares at each annual general meeting of shareholders are required to elect directors to hold office for a term expiring not later than the close of the next annual general meeting of shareholders unless a director resigns, dies or is required to resign pursuant to a regulatory ruling (for example, if a director has violated disclosure or insider reporting provisions of the applicable securities laws and has received regulatory penalties for such violations which include prohibiting the director from serving on the board). The board of directors may fill vacancies and, as provided by our articles of incorporation, may also appoint additional directors between annual general meetings of shareholders, but the number of additional directors so appointed may not exceed the number that is one-third of the number of directors appointed at the last annual general meeting of shareholders.

At least half of our directors must be resident Canadians, unless we earn less than 5% of our consolidated gross revenues (as shown in our consolidated financial statements as at the end of our most recently completed financial period) in Canada, in which case at least one-third of our directors must be resident Canadians. For the fiscal year ending December 31, 2005, we derived less than 5% of our consolidated gross revenues from sources in Canada; consequently, only one-third of our directors are required to be resident Canadians.

Any director may convene a meeting of directors. A minimum of 48 hours notice must be given before a meeting of directors. A majority of the directors constitutes a quorum at a meeting of directors. Every resolution submitted to a meeting of directors is decided by a vote of a majority of the directors participating in the meeting and the declaration of the chairman of the meeting on the result of the vote is final. In the case of a tie vote, the chairman does not have a tie-breaking vote.

Conflicts of Interest

A director who is a party to a material contract or proposed material contract with Gastar, or who has a material interest in any person who is a party to a material contract or proposed material contract with Gastar, is required to disclose in writing to us or request to have entered in the minutes of meetings of the directors the nature and extent of his interest.

A director who has a material interest in a material contract or proposed material contract with Gastar cannot vote on any resolution to approve the contract unless the contract is:

•	An arrangement by way of security for money lent to or obligations undertaken by him, or by a body corporate in which he has an interest, for the benefit of Gastar or an affiliate;

•	A contract relating primarily to his remuneration as a director, officer, employee or agent of Gastar or an affiliate;

•	A contract for indemnity or insurance; or

•	A contract with an affiliate.

Subject to a solvency test imposed by the Business Corporations Act (Alberta), to the U.S. securities laws described below and to the Securities Purchase Agreement related to our Senior Secured Notes, we may give financial assistance by means of a loan, guarantee or otherwise to:

•	Any person on account of expenditures incurred or to be incurred on behalf of Gastar; and

•	To employees of Gastar or any of its affiliates to enable or assist them to purchase accommodation for their occupation.

•	In accordance with a share purchase or option scheme.

The fact that a person is a director does not prevent Gastar from providing him with such financial assistance if the director would otherwise qualify for it.

Under the U.S. securities laws, we are prohibited from directly or indirectly extending or maintaining credit, arranging for the extension of credit or renewing an extension of credit, in the form of a personal loan to or for any of the directors or executive officers of Gastar, except in certain circumstances. This prohibition does not apply to extensions of credit maintained by Gastar on July 30, 2002, but applies to any renewal or material modification of such existing credit.

Anti-takeover Laws

In Canada, takeovers are governed by provincial securities laws and the rules of applicable stock exchanges. While the rules may vary among the provinces, a party who acquires 10% of the voting or equity securities of any class of a company will generally be deemed to be an insider of that company and will, among other things, be required to file both a news release and a prescribed form with applicable provincial regulatory authorities. The purchaser (including any party acting jointly or in concert with the purchaser) will be prohibited from purchasing any additional securities of the class of the target company previously acquired for a period commencing on the occurrence of an event triggering the filing requirement and ending on the expiry of one business day following the filing. This filing process, and the associated prohibition on further acquisition, will also apply in respect of every additional 2% or more of the target company’s securities of the same class that are subsequently acquired, provided that the prohibition on further acquisition does not apply to a purchaser that owns 20% or more of the outstanding securities of that class.

An offer to acquire outstanding voting or equity securities of a class, where the securities subject to the offer, together with the offeror’s securities, constitute in the aggregate 20% or more of the outstanding securities of that class of securities at the date of the offer, will trigger the take-over bid provisions of applicable provincial securities legislation (and, if applicable, the rules of applicable stock exchange(s)). Unless the bid is otherwise exempt, a take-over bid will require the bidder to prepare and mail to each shareholder a circular outlining the details of the bid and instructions regarding the tendering of the target shares. While a target company will generally provide a shareholder list to a bidder, there may be circumstances in which the bidder will need to go to court to obtain one, resulting in a delay in the process. Each shareholder must be offered the same consideration for its shares and the offer must be left open for at least 35 days. Depending on the circumstances and the parties involved, valuations of the target company and its operations may be required in support of the bid.

In addition to the foregoing, certain other Canadian legislation may limit a Canadian or non-Canadian entity’s ability to acquire control over or a significant interest in us, including the Competition Act (Canada) and the Investment Canada Act (Canada). Issuers may also approve and adopt shareholder rights plans or other defensive tactics designed to be triggered upon the commencement of an unsolicited bid and make the company a less desirable take-over target.

Limitation of Liability and Indemnification

The Business Corporations Act (Alberta) and our bylaws provide that we will indemnify each of our directors and officers and any person who acts or acted at our request as a director or officer of a body corporate of which we are or were a shareholder or creditor, and the heirs and legal representatives of each of them, against all costs, charges and expenses reasonably incurred by such director, officer or person, and their respective heirs or legal representatives, in respect of any action or proceeding to which any of them is made a party by reason of such director, officer or person being or having served in that position, if: (1) the director, officer or person acted honestly and in good faith with a view to the best interests of us; and (2) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the director, officer or person had reasonable grounds for believing that his conduct was lawful. As used above, “costs, charges and expenses” includes but is not limited to the fees, charges and disbursements or legal counsel on an as-between-a solicitor-and-the-solicitor’s-own-client basis and an amount paid to settle an action or satisfy a judgment. These indemnities will continue in effect after the director or officer resigns his position or his position is terminated for any reason.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the indemnification arrangements described above, the SEC is of the opinion that this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Voluntary Liquidation and Dissolution

If we are depleted of resources and unable to meet our liabilities and ongoing continuous disclosure obligations under the Business Corporations Act (Alberta), our directors may propose, or a shareholder who is entitled to vote at an annual general meeting of shareholders may make a proposal for the voluntary liquidation and dissolution of Gastar.

A company may liquidate and dissolve upon receiving the approval of the shareholders by special resolution at a meeting duly called and held. Approval of a special resolution requires the affirmative vote of not less than two-thirds of the votes cast by the shareholders present at the meeting or by proxy.

Upon shareholder approval of dissolution by special resolution, the company would discharge all of its liabilities and thereafter distribute all of the assets remaining, if any, pro rata to all of the shareholders of the company. Articles of Dissolution would then be sent to the Registrar appointed under the Business Corporations Act (Alberta) and the Registrar would issue a Certificate of Dissolution. The company would cease to exist on the date shown in the Certificate of Dissolution.

Listing

Our common shares are listed on the American Stock Exchange under the symbol “GST” and on the Toronto Stock Exchange under the symbol “YGA”.

Transfer Agent and Registrar

The transfer agent and registrar for our common shares are CIBC Mellon Trust Company, at its principal office in Toronto, Ontario at 320 Bay Street, Box 1, Toronto, Ontario, M5H 4A6.

Tax Issues

For a discussion of the material Canadian and U.S. federal income tax considerations, including withholding provisions and applicable treaties, associated with the ownership of our common shares by U.S. residents, please see “Material Income Tax Consequences”.

Other Canadian Laws Affecting U.S. Shareholders

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments by us to non-residents of Canada. Dividends paid to U.S. tax residents, however, are subject to a 15% withholding tax (or a 5% withholding tax for dividends if the shareholder is a corporation owning at least 10% of the outstanding voting shares of the corporation) pursuant to Article X of the reciprocal tax treaty between Canada and the United States. Please see “Material Income Tax Consequences”.

There are no limitations specific to the rights of non-residents of Canada to hold or vote our common shares under the laws of Canada or the Province of Alberta, or in our articles of incorporation or bylaws, other than those imposed by the Investment Canada Act (Canada) as discussed below.

Non-Canadian investors who acquire a controlling interest in us may be subject to the Investment Canada Act (Canada), which governs the basis on which non-Canadians may invest in Canadian businesses. Under the Investment Canada Act (Canada), the acquisition of a majority of the voting interests of an entity (or of a majority of the undivided ownership interests in the voting shares of an entity that is a corporation) is deemed to be an acquisition of control of that entity. The acquisition of less than a majority but one-third or more of the voting shares of a corporation (or of an equivalent undivided ownership interest in the voting shares of the corporation) is presumed to be acquisition of control of that corporation unless it can be established that, on the acquisition, the corporation is not controlled in fact by the acquirer through the ownership of the voting shares. The acquisition of less than one-third of the voting shares of a corporation (or of an equivalent undivided ownership interest in the voting shares of the corporation) is deemed not to be acquisition of control of that corporation.

Registration Rights

We have agreed to register the resale of our common shares issued or issuable to certain of our security holders under the Securities Act of 1933, including the common shares offered by this prospectus. In some cases, we are also required to qualify such resales under applicable state securities laws. In the event of our election to issue additional senior secured notes, as described in “Description of Indebtedness—Senior Secured Notes”, we agreed to file a registration statement within 30 days, and to use our best efforts to cause such a registration statement to become effective within 120 days, of such issuance related to the resale of any shares issuable in connection with the additional notes.

We will be required to pay penalties to holders of our senior secured notes in the event the registration statement of which this prospectus is a part ceases to be effective following its effectiveness and the expiration of certain grace periods. Similar penalties will apply for additional registration statements that may be required to register any of the shares issued or issuable to holders of our senior secured notes. These penalties include a cash interest penalty based on the market trading value of the shares at the time of issuance to the note holders of 1.0% per month for each month that we are not in compliance with the registration requirements. In the event that a registration statement covering any shares issued or issuable to the note holders required to be filed by us is not declared effective on or before the applicable deadline for effectiveness, then, in addition to the applicable cash payments described above, we will be required to pay the note holders a per share amount in cash equal to the difference, if positive, by subtracting the five-day weighted average trading price of common shares on the principal market or exchange where such shares trade for the period immediately preceding the date on which the registration statement is declared effective by the Securities and Exchange Commission, from the applicable the five-day weighted average trading price for the period immediately preceding the five-day weighted average trading price of common for the period immediately preceding the applicable deadline for effectiveness.

We have also granted demand registration rights to Chesapeake with respect to the shares that they beneficially own. In addition, Chesapeake has the right to require us to register the resale of their shares, subject to limitations imposed by potential underwriters, in the event we determine to file a registration statement under the Securities Act of 1933, as amended, other than the registration statement of which this prospectus is a part. GeoStar has been granted registration rights similar to those granted to the holders of the senior secured notes, other than the penalty provisions. These rights have been waived with respect to the registration statement of which this prospectus forms a part.

DESCRIPTION OF INDEBTEDNESS

Senior Secured Notes

On June 17, 2005, we issued $63.0 million in principal amount of senior secured notes. On September 19, 2005, we issued to the holders of these notes an additional $10.0 million of senior secured notes on substantially the same terms as the original June 2005 private placement. The senior secured notes are secured by substantially all of our assets, bear interest at the sum of the three-month LIBOR rate plus 6% (11.48% at June 30, 2006), payable quarterly, and mature five years and one day from the date of issuance. The senior secured notes are redeemable in whole or in part prior to maturity at our option at any time after the first anniversary date of issuance upon payment of the principal and accrued and unpaid interest plus a premium ranging from 5% to 3% of redeemed principal; provided that, a redemption at our option is not permitted following the public announcement of certain pending, proposed or intended change of control transactions.

In connection with the senior secured notes issuances, we agreed to issue to the note holders, for no additional consideration, common shares in increments valued at CDN$4.5 million with respect to the $63.0 million of senior secured notes and additional common shares in increments valued at CDN$714,286 with respect to the $10.0 million of senior secured notes at closing and on each of the six, twelve and eighteen-month anniversaries of the closing date, valued on a five day weighted average trading price immediately prior to the date of issuance. See “Description of Capital Stock-Subscription Receipts”. On June 17, 2005, we issued 1,217,269 common shares valued at CDN$4.5 million ($3.6 million) and on September 19, 2005 issued 206,354 common shares valued at CDN$714,286 ($606,000) in conjunction with the initial senior secured notes issuances.

On December 19, 2005, the six month anniversary of the $63.0 million senior secured notes issuance, for no additional consideration, we issued to the note holders pursuant to subscription receipts an additional 1,082,105 common shares based on the five-day weighted average trading price immediately prior to the date of issuance and valued at CDN$4.5 million ($3.6 million).

On March 20, 2006, the six month anniversary of the $10.0 million senior secured notes issuance, for no additional consideration, we issued to the note holders pursuant to subscription receipts an additional 152,299 common shares based on the five-day weighted average trading price immediately prior to the date of issuance and valued at CDN$714,286 ($606,000).

On June 19, 2006, the twelve month anniversary of the $63.0 million senior secured notes issuance, for no additional consideration, we issued to the note holders pursuant to subscription receipts an additional 1,607,143 common shares based on the five-day weighted average trading price immediately prior to the date of issuance and valued at CDN$4.5 million ($3.6 million).

We have the right on a quarterly basis to require the note holders to purchase up to an aggregate of $10.0 million principal amount of additional senior secured notes through June 16, 2007. If additional senior secured notes are issued, we will issue to note holders subscription receipts entitling them to receive, for no additional consideration, additional common shares on similar terms as those issued with the original senior secured notes in a pro rata amount based on the additional principal amount of the senior secured notes.

The issuance of additional senior secured notes is contingent upon compliance with reserves to net senior secured notes debt coverage ratios and other general covenants and conditions. Under the senior secured notes, the PV(10) valuation is to be based on a third party independent reserve report utilizing constant pricing based on the lower of current natural gas and oil prices, adjusted for area basis differentials, or $6.00 per Mcf of natural gas and $40.00 per barrel of oil. From the first anniversary of the issuance of the senior secured notes up to the second anniversary of the issuance of the notes, proved reserves PV(10) (“1P (PV10)”) to net senior secured notes debt must be a minimum of 1.0:1. On the second anniversary date of the senior secured notes, the 1P PV(10) reserve ratio covenant increases to a minimum of 1.5:1 and it increases to 2.0:1 on the third anniversary date and for all test periods thereafter until maturity. Utilizing the same reserve pricing criteria above, the proved plus probable reserves PV(10) (“2P PV(10)”) to net senior secured notes debt reserve maintenance ratio covenant must be a minimum of 1.5:1 from date of issuance of the notes up to the first anniversary date and 2.0:1 to issue additional notes. On the first anniversary date of the senior secured notes, the 2P PV(10) reserve ratio maintenance covenant increases to a minimum of 2.5:1, on the second anniversary to 3.0:1 and on the third anniversary and for all test periods thereafter until maturity to 3.5:1. We must maintain compliance with the reserve ratio covenants at all future quarterly and annual covenant determination dates or be subject to mandatory principal redemptions under certain conditions and are restricted from paying dividends on common shares while the notes are outstanding.

Our bank deposit accounts are subject to account agreements in favor of our senior lenders that allow the senior lenders to take certain actions under specific circumstances to pay interest and/or principal outstanding related to the senior secured notes.

Subordinated Unsecured Notes Payable

In July 2004, we completed a $3.25 million subordinated unsecured note financing. The unsecured notes mature between April 2009 and September 2009, bear interest at 10% per annum and are callable by us after two years at 108% of the principal amount. The call premium reduces to 105% after three years and 101% after four years. The subscribers were issued 232,521 warrants exercisable at prices ranging from $2.76 to $3.03 expiring at varying dates between April 2009 and September 2009.

Convertible Debentures

In November 2004, we issued $30.0 million aggregate principal amount of convertible senior unsecured debentures. The convertible debentures have a term of five years and will be due November 20, 2009 and bear interest at 9.75% per annum, payable quarterly and mature on November 20, 2009. The convertible debentures are convertible by the holders into common shares at a conversion price of $4.38 per share. The convertible debentures are not redeemable on or before November 12, 2006, except in the event of the satisfaction of certain conditions after a “change of control”, as defined in the indenture dated as of November 12, 2004 between Gastar and CIBC Mellon Trust Company. After November 12, 2006, the convertible debentures may be redeemed at any time at a redemption price equal to par plus accrued and unpaid interest; provided that, the volume weighted average trading price of our common shares, for at least 20 trading days in any consecutive 30-day period, equals or exceeds $5.69.

SELLING SHAREHOLDERS

The selling shareholders may from time to time offer and sell pursuant to this prospectus all of the common shares covered by this prospectus, including shares issuable upon exercise of warrants, conversion of the convertible debentures and pursuant to subscription receipts. The selling shareholders may not offer or sell any of the warrants, convertible debentures or subscription receipts pursuant to this prospectus.

This prospectus relates to the offer and sale, from time to time, of up to 23,085,160 common shares of Gastar Exploration Ltd. issuable to the selling shareholders listed below. The common shares being offered by the selling shareholders are outstanding, issuable upon conversion of the convertible debentures, issuable pursuant to outstanding subscription receipts and upon exercise of warrants as follows:

•	1,049,038 common shares issued upon exercise of warrants that were granted in connection with the private placement of working interests in September 2002;

•	232,521 common shares to be issued upon exercise of warrants that were granted in connection with the private placement of $3.2 million of 10% subordinated unsecured notes payable in April and September 2004;

•	510,525 common shares to be issued upon exercise of placement agent warrants that were granted in connection with the private placement of $15.0 million of 15% unsecured senior notes in June 2004;

•	1,989,475 common shares to be issued upon exercise of placement agent warrants that were granted in connection with the private placement of $10.0 million of 15% unsecured senior notes in October 2004;

•	237,792 common shares to be issued upon exercise of placement agent warrants that were granted in connection with the private placement of $30.0 million of 9.75% convertible senior unsecured debentures in June 2004;

•	21,948 common shares issued in February 2006 upon exercise of placement agent warrants that were granted in connection with the private placement of $30.0 million of 9.75% convertible senior unsecured debentures in 2004.

•	6,488,584 common shares to be issued upon conversion of $30.0 million of 9.75% convertible senior unsecured debentures issued in November 2004;

•	1,217,269 common shares issued in June 2005 in connection with the private placement of $63.0 million of senior secured notes in June 2005;

•	1,082,105 common shares issued to the purchasers of the Senior Secured Notes on the six month anniversary of the original $63.0 million note issuance pursuant to subscription receipts.

•	1,607,143 common shares issued to the purchasers of the Senior Secured Notes on the twelve month anniversary of the original $63.0 million note issuance pursuant to subscription receipts.

•	1,286,748 common shares, being the estimated number of shares that we are committed to issue under remaining subscription receipts to the purchasers of $63.0 million of senior secured notes, for no additional consideration, in CDN$4.5 million increment on the eighteen-month anniversary of the original note issuance date valued on a five-day weighted average trading price immediately prior to the date of issuance based on an original share issuance price of CDN$3.11;

•	206,354 common shares issued in September 2005 in connection with the private placement of an additional $10.0 million of senior secured notes in September 2005;

•	152,299 common shares issued in March 2006 to the purchasers of Senior Secured Notes on the six month anniversary of the additional $10.0 million notes issuance pursuant to subscription receipts.

•

536,723 common shares, being the estimated number of shares that we are committed to issue under remaining subscription receipts to the purchasers of an additional $10.0 million of senior secured notes, for no additional consideration, in CDN$714,286 increments on each of the twelve and eighteen-month anniversaries of the original note issuance date valued on a five-day weighted average trading price immediately prior to the date of issuance based on an original share issuance price of CDN$3.11; and

•	6,466,636 common shares issued in a private placement in June 2005.

Certain of the warrants described above may have expired according to the terms of the warrants.

This prospectus has not been filed in respect of, and will not qualify, any distribution of the common shares covered by this prospectus in any province in the territory of Canada.

The following table sets forth certain information concerning the number of common shares beneficially owned by each of the selling shareholders. The first numerical column sets forth the number of common shares beneficially owned by each of the selling shareholders prior to this offering, assuming the full exercise of all warrants, the conversion of all convertible debentures held by such shareholder and the estimated number of common shares issuable to such shareholders pursuant to outstanding subscription receipts. The second numerical column sets forth the number of common shares being offered each selling shareholder pursuant to this prospectus. The third numerical column sets forth the number of common shares to be owned by each of the selling shareholders upon completion of this offering, assuming the sale of all common shares offered by this prospectus.

We prepared this table based on the information furnished to us by the selling shareholders named in the table below, and we have not sought to verify such information. This table only reflects information regarding selling shareholders who furnished such information to us. We expect that we will update this table as we receive more information from shareholders who have not yet furnished the requested information to us. Information regarding selling shareholders not named as of the date hereof and information regarding transferees of named selling shareholders will be set forth in supplements to this prospectus or, if required by applicable law, amendments to the related registration statement, in each case upon request and provision of all required information to us. Information regarding named selling shareholders may change from time to time after the date of this prospectus. Any changed information will be set forth in prospectus supplements or, if required by applicable law, amendments to the related registration statement if and when necessary. In addition, upon our being notified by a selling shareholder that a donee or pledgee intends to sell more than 500 shares, we will file a supplement to this prospectus specifically naming such donee. No offer or sale pursuant to this prospectus may be made by a shareholder unless that holder is named in the table below, in a supplement to this prospectus or, if required by applicable law, in an amendment to the related registration statement that has become effective.

Any or all of the common shares offered hereby may be offered for sale pursuant to this prospectus by the selling shareholders from time to time. Please see “Plan of Distribution”. Accordingly, no estimate can be given as to the amounts of common shares that will be held by the selling shareholders upon consummation of any such sales. We have assumed for purposes of the table below that all of the selling shareholders will sell all of the common shares offered hereby pursuant to this prospectus. In addition, the selling shareholders named below may have sold, transferred or otherwise disposed of, in transactions exempt from the registration requirements of the Securities Act, all or a portion of their warrants, convertible debentures and subscription receipts and the underlying common shares since the date on which the information regarding their beneficial ownership of common shares was provided to us.

Except as otherwise noted, beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act. Accordingly, a person is deemed to be the beneficial owner of securities that can be acquired by that person within 60 days from December 31, 2005 upon the exercise of warrants or options or upon the conversion of the convertible debentures. Each beneficial owner’s percentage is determined by assuming that warrants or conversion rights that are held by that person, but not those held by any other person, and which are exercisable within 60 days from December 31, 2005, have been exercised. Unless otherwise indicated and subject to community property laws where applicable, we believe that each selling shareholder, and the named individual who is registering common shares held in a revocable trust or individual retirement account, has sole voting and investment power over all common shares reported as beneficially owned by such selling shareholder.

Common shares and subscription receipts issued for no additional consideration to purchasers of our senior secured notes in June and September 2005 were issued pursuant to a securities purchase agreement dated June 16, 2005, as amended. The material terms set forth in the securities purchase agreement are described in this prospectus under “Description of Capital Stock—Subscription Receipts” and “Description of Indebtedness—Senior Secured Notes”. The holders of our senior secured notes also have rights to require us to register the resale of common shares received in connection with the purchase of senior secured notes, as described in this prospectus under “Description of Capital Stock—Registration Rights”. Under the terms of the securities purchase agreement with respect to the senior secured notes and the related common shares, we may not at any time issue common shares to any of the purchasers of these securities to the extent such issuance would cause the purchaser, together with its affiliates, to beneficially own more than 9.99% of our then outstanding common shares.

Except as set forth below, to our knowledge, none of the selling shareholders has, or within the past three years has had, a material relationship with us or any of our affiliates, other than their ownership of securities as described below and the transactions contemplated by the agreements providing for the issuance of these securities as described in this prospectus. Unless otherwise noted, no selling shareholder would beneficially own 1% or more of the outstanding common shares following the sale of all shares offered hereunder.

The number of common shares set forth below sets forth as shares offered hereunder the aggregate of 23,085,160 common shares initially offered on a delayed or continuous basis under the registration statement to which this prospectus relates. The table also reflects beneficial ownership as of December 31, 2005, except for shareholdings of two selling shareholders who have advised Gastar since such date of private transfers of shares to newly listed affiliated selling shareholders, which transfers are reflected in the table. In addition, some of the shares reflected below as beneficially owned and as offered hereunder may have been offered and sold by listed selling shareholders pursuant to the previous form of effective prospectus filed as part of the registration statement. As a result, some of the selling shareholders listed below may beneficially own fewer shares than reflected in the table below as of the date of this prospectus.

Name of Beneficial Owner	Number of Common Shares Beneficially Owned	Number of Common Shares Offered Hereunder	Number of Outstanding Common Shares Owned After Completion of Offering
Advantage Advisors Catalyst International (8)(32)	18,200	15,000	3,200
Advantage Advisors Catalyst Partners LP (8)(32)	24,000	20,000	4,000
Aegon Capital Management Inc. (6)(33)	102,740	102,740	—
Amethyst Arbitrage Fund (7)(34)	182,648	182,648	—
Amethyst Arbitrage Trading Ltd. (7)(34)	65,069	65,069	—
Anne L. Boucher UTMA (7)	6,849	6,849	—
Aran Asset Management SA (9)	219,247	184,247	35,000
Arthur & Deborah Ablin CRUT (7)	11,416	11,416	—
Arthur Ablin IRA (7)	45,662	45,662	—
Atlas Master Fund Ltd. (8)(35)	141,509	141,509	—
Bruce Macfarlane (7)	11,416	11,416	—
Byron A. Adams, Jr. (8)	71,200	60,000	11,200
Canlis Family Living Trust (7)(36)	17,123	17,123	—
Carol A. Chaffin Rev. Tr. (2)	7,093	7,093	—
Carolyn A. Hougan (1)	5,128	5,128	—
Caerus Fund Ltd. (6)(26)	45,662	45,662	—
Chandler Hudson (7)	3,425	3,425	—
Clifford A. Cantrell, Rev. Tr. (2)(37)	214,085	14,085	200,000
Cyrus Opportunities Master Fund II, Ltd. (10)(11)	481,447	481,447	—

Name of Beneficial Owner	Number of Common Shares Beneficially Owned	Number of Common Shares Offered Hereunder	Number of Outstanding Common Shares Owned After Completion of Offering
D. Jackson Coleman (7)	6,849	6,849	—
Donald A. Wright (14)(8)	150,000	150,000	—
Donald Marquardt (1)	21,037	21,037	—
Duncan Karcher and Cheryl Thellman (7)	3,425	3,425	—
E. William Richardson, Trust dtd 12/16/89 (1)(38)	7,194	7,194	—
Edward C. Droste (2)	7,143	7,143	—
Edwin L. Wolff, Rev. Tr. (1)	110,313	30,000	80,313
Eric C. Johnson (1)	5,326	5,326	—
Evan Jonovic IRA (12)	70,662	70,662	—
Fidelity Commonwealth Trust: Fidelity Small Cap Stock Fund (8)(27)(39)	2,537,507	1,509,607	1,027,900
Fidelity Securities Fund: Fidelity Small Cap Value Fund (8)(27)(39)	3,098,011	2,264,411	833,600
Fledgling Associates LLC (13)	545,662	545,662	—
Gaia Offshore Master Fund, Ltd. (14)(26)	1,200,179	1,200,179	—
Global Gestion (6)(40)	104,662	45,662	59,000
Grey K Fund LP (8)(41)	56,604	56,604	—
Grey K Offshore Fund Ltd. (8)(42)	84,905	84,905	—
Heritage Mark Foundation (15)(43)	131,164	131,164	—
HFTP Investment L.L.C. (16)(26)	2,328,671	2,328,671	—
Ingalls & Snyder Value Partner, L.P. (17)(27)	1,700,000	1,700,000	—
Ironman Energy Capital, L.P. (8)(44)	280,000	280,000	—
J. Frederik Berg, Jr. (7)	7,991	7,991	—
James & Nancy C. Hanna Jt. Ten. (2)	7,169	7,169	—
Jane M. Coleman (7)	6,849	6,849	—
JMM Trading LP (8)(45)	286,000	286,000	—
John & Jane Cefaly (7)	22,831	22,831	—
John C. Gilmer (7)	43,379	43,379	—
John E. & Lydia E. Olivia, Jt. Ten. (2)	6,850	6,850	—
John Kirincich IRA (7)	45,662	45,662	—
John S. Poindexter III (2)	263,429	7,143	256,286
Jose C., Jr. MD & Tina Dominguez (2)	6,780	6,780	—
Judith S. Hart Living Trust (1)	13,966	13,966	—
Kamal Sirageldin (7)	5,708	5,708	—
Kevin Coccetti (2)(27)	27,247	7,247	20,000
Kevin Kirn (7)	3,425	3,425	—
Kings Road Investment Ltd. (29)	1,569,863	1,569,863	—
Leo J. & Jean E. Hertzog, JTWROS (2)	144,928	144,928	—
Leonardo, L.P. (18)(28)	2,416,979	2,416,979	—
Lieba Blask (7)	4,566	4,566	—
Linda G. McEwen (2)	6,645	6,645	—
Lionel K. Conacher Limited (6)	20,548	20,548	—
Martin Solomon (19)	47,831	47,831	—
Mary Lou Richardson Trust dtd 09/27/95 (1)(38)	9,020	9,020	—
Matt & Sharlene Klein Trust (2)(47)	38,023	3,301	34,722
McCulloch Rev. Tr. (1)	91,905	40,000	51,905
Michael E. & Christine A. Pacanowsky (1)	25,000	25,000	—
Michael S. Needleman (8)	10,000	10,000	—
Middlemarch Partners Limited (6)(50)	365,297	365,297	—
MM&P Holdings, a California partnership (7)(51)	37,397	27,397	10,000
Monty & Paula Franssen, Rev. Tr. (1)	88,500	25,000	63,500
Nancy M. Dana (7)	17,123	17,123	—

Name of Beneficial Owner	Number of Common Shares Beneficially Owned	Number of Common Shares Offered Hereunder	Number of Outstanding Common Shares Owned After Completion of Offering
Nicholas DiGiorgio (7)	45,662	45,662	—
Neil Janovic (20)	70,662	70,662	—
Nikolaos Monoyios, IRA (21)	314,155	314,155	—
Nite Capital LP (8)(52)	72,500	72,500	—
North Pole Capital Master Fund (6)(53)	445,205	445,205	—
Patricia Katherine Magette, Rev. Tr. dtd 06/08/05 (1)	25,500	25,500	—
Paul T. Hackspiel (2)	6,994	6,994	—
Pete A. & Maureen P. Botting (1)	78,285	78,285	—
Polaris Energy Offshore Master Fund (6)(54)	45,662	45,662	—
Pritchard Capital Partners, LLC (5)(30)	21,948	21,948	—
Puls Family Trust (2)(55)	7,143	7,143	—
Quentin Boucher, Jr. UTMA (7)(56)	4,566	4,566	—
RAB Energy Fund Ltd. (8)(57)	300,000	300,000	—
Rappaport Gamma LP (1)(58)	488,550	488,550	—
Rene Rodriquez-Sains (7)	7,991	7,991	—
Richard A Groenendyke Jr. (7)	15,982	15,982	—
Ridgecrest Partners LP (8)(59)	3,500	3,000	500
Ridgecrest Partners Ltd. (8)(32)	14,400	12,000	2,400
Ridgecrest Partners QP LP (8)(59)	89,900	80,000	9,900
Ritchie Energy Trading Ltd. (7)(60)	1,214,612	1,214,612	—
Robert & Joan Burke (7)	3,425	3,425	—
Robert Gillcash (7)	6,849	6,849	—
Robert J. & Ruth J. Fink (1)	59,120	25,000	34,120
Ronald A. Johnson (1)	5,757	5,757	—
S. M. Foote CRUT #1 (7)	6,849	6,849	—
Sanford B. Prater (8)	20,000	20,000	—
Schwencke LLC (1)(61)	244,275	244,275	—
Sherif Sirageldin (7)	5,708	5,708	—
Stephen B. & Deborah P. Moore (7)	2,283	2,283	—
TD Asset Management Inc. (22)(27)(62)	500,093	219,593	280,500
Thomas Beug (7)	6,849	6,849	—
Thomas O. Boucher IRA (7)	22,831	22,831	—
U.S. Global Investors Global Resources Fund (23)(27)(63)	942,466	942,466	—
Valerie A. Brackett (7)	228,311	228,311	—
Wayland Recovery Fund LLC (24)(64)	482,909	482,909	—
Wayzata Recovery Fund LLC (25)(64)	290,329	290,329	—
Westwind Partners Inc. (5)(27)(65)	237,792	237,792	—

	26,103,206	23,085,160	3,018,046

The following defined terms are used in the footnotes set forth below:

$15.0 Million 15% Unsecured Senior Notes Placement Agent Shares means common shares being offered consists of common shares to be issued upon exercise of placement agent warrants that were granted in connection with the private placement of $15.0 million of 15% unsecured senior notes in June 2004.

$10.0 Million 15% Unsecured Senior Notes Placement Agent Shares means common shares being offered consists of common shares to be issued upon exercise of placement agent warrants that were granted in connection with the private placement of $10.0 million of 15% unsecured senior notes in June 2004.

$63.0 Million Senior Secured Note Original Issue Shares means common shares being offered consists of common shares that have been issued in connection with the private placement of $63.0 million of senior secured notes in June 2005.

$63.0 Million Senior Secured Note 6 Month Additional Shares means common shares issued to the purchasers of the Senior Secured Notes on the six month anniversary of the original $63.0 million note issuance pursuant to subscription receipts.

$63.0 Million Senior Secured Note 12 Month Additional Shares means common shares issued to the purchasers of the Senior Secured Notes on the twelve month anniversary of the original $63.0 million note issuance pursuant to subscription receipts.

$63.0 Million Senior Secured Note Original Issue Additional Shares means common shares being offered consists of common shares issuable pursuant to outstanding subscription receipts, being the estimated number of shares that we are committed to issue to the purchasers of $63.0 million of senior secured notes, for no additional consideration, in CDN$4.5 million increments on the eighteen-month anniversary of the original note issuance date valued on a five-day weighted average trading price immediately prior to the date of issuance (assumed to be CDN$3.11).

$10.0 Million Senior Secured Note Original Issue Shares means common shares being offered consists of common shares that have been issued in connection with the private placement of an additional $10.0 million of senior secured notes in September 2005.

$10.0 Million Senior Secured Note 6 Month Additional Shares means common shares issued to the purchasers of the Senior Secured Notes on the six month anniversary of the additional $10.0 million note issuance pursuant to subscription receipts.

$10.0 Million Senior Secured Note Original Issue Additional Shares means common shares being offered consists of common shares issuable pursuant to outstanding subscription receipts, being the estimated number of shares that we are committed to issue to the purchasers of an additional $10.0 million of senior secured notes, for no additional consideration, in CDN$714,286 increments on each of the twelve and eighteen-month anniversaries of the original note issuance date valued on a five-day weighted average trading price immediately prior to the date of issuance (assumed to be CDN$3.11).

(1)	Common shares being offered consists of common shares that have been issued upon exercise of warrants that were granted in connection with the private placement of working interests in September 2002.
(2)	Common shares being offered consists of common shares to be issued upon exercise of warrants that were granted in connection with the private placement of $3.2 million of 10% subordinated unsecured notes payable in April and September 2004.
(3)	Common shares being offered consists of common shares to be issued upon exercise of placement agent warrants that were in granted connection with the private placement of $15.0 million of 15% unsecured senior notes in June 2004, which were acquired in a secondary transaction from the placement agent (“Secondary $15.0 Million 15% Unsecured Senior Notes Placement Agent Shares”).
(4)	Common shares being offered consists of common shares to be issued upon exercise of placement agent warrants that were in granted connection with the private placement of $10.0 million of 15% unsecured senior notes in June 2004, which were acquired in a secondary transaction from the placement agent (“Secondary $10.0 Million 15% Unsecured Senior Notes Placement Agent Shares”).
(5)	Common shares being offered consists of common shares to be issued upon exercise of placement agent warrants that were in granted in connection with the private placement of $30.0 million of 9.75% convertible senior unsecured debentures issued in November 2004 (“$30.0 Million Underlying Convertible Debenture Placement Agent Shares”).
(6)	Common shares being offered consists of common shares to be issued upon conversion of $30.0 million of 9.75% convertible senior unsecured debentures issued in November 2004, which were acquired in a secondary transaction through the placement agent (“$30.0 Million Underlying Convertible Debenture Shares”).
(7)	Common shares being offered consists of common shares to be issued upon conversion of $30.0 million of 9.75% convertible senior unsecured debentures issued in November 2004, which were acquired in a secondary transaction (“Secondary $30.0 Million Underlying Convertible Debenture Shares”).

(8)	Common shares being offered consists of common shares that have been issued in a private placement in June 2005 (“2005 Private Placement Shares”).
(9)	Common shares being offered consists of 34,247 $30.0 Million Underlying Convertible Debenture Shares (Note 8) and 150,000 Private Placement Shares (Note 14). Michael C. Thalmann, Chairman and CEO, holds voting and dispositive powers with respect to the offered securities.
(10)	Common shares being offered consists of 96,609 $63.0 Million Senior Secured Note Original Issue Shares; 85,487 $63.0 Million Senior Secured Note 6 Month Additional Shares; 126,964 $63.0 Million Senior Secured Note 12 Month Additional Shares; 101,653 $63.0 Million Senior Secured Note Original Issue Additional Shares; 16,302 $10.0 Million Senior Secured Note Original Issue Shares; 12,031 $10.0 Million Senior Secured Note 6 Month Additional Shares; and 42,401 $10.0 Million Senior Secured Note Original Issue Additional Shares.
(11)	Steve Quinn and Stephen C. Freidheim share dispositive powers with respect to the offered securities.
(12)	Common shares being offered consists of 5,105 Secondary $15.0 Million 15% Unsecured Senior Notes Placement Agent Shares (Note 3); 19,895 Secondary $10.0 Million 15% Unsecured Senior Notes Shares (Note 4); and 45,662 Secondary $30.0 Million Underlying Convertible Debenture Shares (Note 7). Evan Jarovic holds voting powers and shares dispositive powers with respect to the offered securities. Adam Jarovic has shared dispositive powers with respect to the offered securities.
(13)	Common shares being offered consists of 102,105 Secondary $15.0 Million 15% Unsecured Senior Notes Placement Agent Shares (Note 3); 397,985 Secondary $10.0 Million 15% Unsecured Senior Notes Shares Placement Agent Shares (Note 4); and 45,662 Secondary $30.0 Million Underlying Convertible Debenture Shares (Note 7). Voting and dispositive powers shared by Hartz Trading, Inc., as manager of the shareholder, and Ron Bangs, vice president of Hartz Trading, Inc.
(14)	Common shares being offered consists of 426,941 $30.0 Million Underlying Convertible Debenture Shares (Note 6); 154,574 $63.0 Million Senior Secured Note Original Issue Shares; 137,427 $63.0 Million Senior Secured Note 6 Month Additional Shares; 204,107 $63.0 Million Senior Secured Note 12 Month Additional Shares; 163,417 $63.0 Million Senior Secured Note Original Issue Additional Shares; 26,207 $10.0 Million Senior Secured Note Original Issue Shares; 19,342 $10.0 Million Senior Secured Note 6 Month Additional Shares; and 68,164 $10.0 Million Senior Secured Note Original Issue Additional Shares.
(15)	Common shares being offered consists of 5,105 Secondary $15.0 Million 15% Unsecured Senior Notes Placement Agent Shares (Note 3); 19,895 Secondary $10.0 Million 15% Unsecured Senior Notes Shares Placement Agent Shares (Note 4); and 106,164 Secondary $30.0 Million Underlying Convertible Debenture Shares (Note 7).
(16)	Common shares being offered consists of 684,931 $30.0 Million Underlying Convertible Debenture Shares (Note 6); 328,469 $63.0 Million Senior Secured Note Original Issue Shares; 292,168 $63.0 Million Senior Secured Note 6 Month Additional Shares; 433,929 $63.0 Million Senior Secured Note 12 Month Additional Shares; 347,422 $63.0 Million Senior Secured Note Original Issue Additional Shares; 55,716 $10.0 Million Senior Secured Note Original Issue Shares; 41,121 $10.0 Million Senior Secured Note 6 Month Additional Shares; and 144,915 $10.0 Million Senior Secured Note Original Issue Additional Shares.
(17)	Common shares being offered consists of 347,158 $15.0 Million 15% Unsecured Senior Notes Placement Agent Shares and 1,352,842 $10.0 Million 15% Unsecured Senior Notes Placement Agent Shares. Voting and dispositive powers with respect to the offered securities are held by Robert L. Gipson, general partner of the shareholder.
(18)	Common shares being offered consists of 483,043 $63.0 Million Senior Secured Note Original Issue Shares; 429,596 $63.0 Million Senior Secured Note 6 Month Additional Shares; 638,036 $63.0 Million Senior Secured Note 12 Month Additional Shares; 510,839 $63.0 Million Senior Secured Note Original Issue Additional Shares; 81,922 $10.0 Million Senior Secured Note Original Issue Shares; 60,463 $10.0 Million Senior Secured Note 6 Month Additional Shares; and 213,080 $10.0 Million Senior Secured Note Original Issue Additional Shares.
(19)	Common shares being offered consists of 5,105 Secondary $15.0 Million 15% Unsecured Senior Notes Placement Agent Shares (Note 3); 19,895 Secondary $10.0 Million 15% Unsecured Senior Notes Placement Agent Shares (Note 4); and 22,831 Secondary $30.0 Million Underlying Convertible Debenture Shares (Note 7).

(20)	Common shares being offered consists of 5,105 Secondary $15.0 Million 15% Unsecured Senior Notes Placement Agent Shares (Note 3); 19,895 Secondary $10.0 Million 15% Unsecured Senior Notes Placement Agent Shares (Note 4); and 45,622 Secondary $30.0 Million Underlying Convertible Debenture Shares (Note 7).
(21)	Common shares being offered consists of 40,842 Secondary $15.0 Million 15% Unsecured Senior Notes Placement Agent Shares (Note 3); 159,158 Secondary $10.0 Million 15% Unsecured Senior Notes Shares Placement Agent Shares (Note 4); and 114,155 Secondary $30.0 Million Underlying Convertible Debenture Shares (Note 7).
(22)	Common shares being offered consists of 68,493 Secondary $30.0 Million Underlying Convertible Debenture Shares (Note 7) and 151,100 2005 Private Placement Shares (Note 8).
(23)	Common shares being offered consists of 342,466 Secondary $30.0 Million Underlying Convertible Debenture Shares (Note 7) and 600,000 2005 Private Placement Shares (Note 8).
(24)	Common shares being offered consists of 96,609 $63.0 Million Senior Secured Note Original Issue Shares; 85,811 $63.0 Million Senior Secured Note 6 Month Additional Shares; 127,446 $63.0 Million Senior Secured Note 12 Month Additional Shares; 102,040 $63.0 Million Senior Secured Note Original Issue Additional Shares; 16,364 $10.0 Million Senior Secured Note Original Issue Shares; 12,077 $10.0 Million Senior Secured Note 6 Month Additional Shares; and 42,562 $10.0 Million Senior Secured Note Original Issue Additional Shares.
(25)	Common shares being offered consists of 57,965 $63.0 Million Senior Secured Note Original Issue Shares; 51,616 $63.0 Million Senior Secured Note 6 Month Additional Shares; 76,661 $63.0 Million Senior Secured Note 12 Month Additional Shares; 61,378 $63.0 Million Senior Secured Note Original Issue Additional Shares; 9,843 $10.0 Million Senior Secured Note Original Issue Shares; 7,265 $10.0 Million Senior Secured Note 6 Month Additional Shares; and 25,601 $10.0 Million Senior Secured Note Original Issue Additional Shares.
(26)	Each of Caerus Funds Ltd., Gaia Offshore Master Fund, Ltd. and HFTP Investment L.L.C. has advised us that it is not a registered broker-dealer, it does not control and is not controlled by a registered broker-dealer, and it is an affiliate of a U.S. registered broker-dealer due solely to its being under common control with a registered broker-dealer, which was not involved in the purchase, and will not be involved in the ultimate sale, of the common shares. Each of Caerus Funds Ltd., Gaia Offshore Master Fund, Ltd. and HFTP Investment L.L.C. has also advised us that it purchased the common shares in the ordinary course of its business, and at the time it purchased the common shares, it was not a party to any agreement or other understanding to distribute the securities, directly or indirectly. Promethean Asset Management, LLC, a New York limited liability company (“Promethean”), serves as investment manager to HFTP Investment L.L.C. (“HFTP”), Gaia Offshore Master Fund, Ltd. (“Gaia”) and Caerus Fund Ltd. (“Caerus”) and may be deemed to share beneficial ownership of the securities beneficially owned by HFTP, Gaia and Caerus, as a result of Promethean’s power to vote and dispose of securities in each of HFTP, Gaia and Caerus. The ownership information for each of these three selling shareholders does not include the ownership information for the others. Promethean disclaims beneficial ownership of the securities beneficially owned by HFTP, Gaia and Caerus, and each of HFTP, Gaia and Caerus disclaims beneficial ownership of the securities beneficially owned by the others. James F. O’Brien, Jr. indirectly controls Promethean. Mr. O’Brien disclaims beneficial ownership of the securities beneficially owned by Promethean, HFTP, Gaia and Caerus.
(27)	Shareholder is an affiliate of U.S. registered broker-dealer that acquired the offered securities in the ordinary course of its business and, at the time of acquisition, had no arrangements, agreements or understandings, directly or indirectly, with any person to distribute the offered securities.
(28)	Leonardo Capital Management, Inc. (“LCMI”) is the sole general partner of Leonardo, L.P. Angelo, Gordon & Co., L.P. is the sole director of LCMI. John M. Angelo and Michael L. Gordon are the principal executive officers of Angelo, Gordon & Co., L.P. and hold voting and dispositive powers with respect to the offered securities.
(29)	Common shares being offered consist of 1,369,863 $30.0 Million Underlying Convertible Debenture Shares (Note 8) and 200,000 2005 Private Placement Shares (Note 14). Shareholder is a wholly-owned subsidiary of Polygon Global Opportunities Master Fund (“Master Fund”). Polygon Investment Partners LLP and Polygon Investment Partners LP (the “Investment Managers”), Polygon Investments Ltd. (the “Manager”), the Master Fund, Alexander Jackson, Reade Griffith and Paddy Dear share voting and dispositive power with respect to the offered securities held by the shareholder.

(30)	Pritchard Capital Partners, LLC has advised us that it is a U.S. registered broker-dealer; however, it received these securities as compensation for investment banking services. Voting and dispositive powers with respect to the offered securities are held by Thomas W. Pritchard, managing director of the shareholder.
(31)	Footnote not used intentionally.
(32)	Sanford B. Prater, portfolio manager, holds voting and dispositive powers with respect to the offered securities.
(33)	Mark Jackson, chief investment officer, holds voting and dispositive powers with respect to the offered securities.
(34)	Crystalline Management Inc., a Canadian registered portfolio manager and investment advisor, has discretionary authority over the shareholder and as such has full authority to dispose of the offered securities and exercise voting power with respect to such offered securities. The following natural persons may exercise these rights for, or on behalf of, Crystalline Management Inc. and the offered securities - Marc Amirault, president and portfolio manager; Bradley P. Semmelhaack, portfolio manager; and Jean-Pierre Langevin, vice president and secretary.
(35)	Voting and dispositive powers with respect to the offered securities is shared with RNK Capital, LLC, subadvisor to the shareholder. Natural persons who share such powers are Dimitry Balyasny, Scott Schroeder, and Robert Kolton.
(36)	C.B. Canlis holds voting powers and shares dispositive powers with respect to the offered securities. Steven Foote has shared dispositive powers with respect to the offered securities.
(37)	Voting and dispositive powers with respect to the offered securities are shared by Clifford A. Cantrell and Judith E. Cantrell, trustees of the shareholder.
(38)	Voting and dispositive powers with respect to the offered securities are shared by E. William Richardson and Mary Lou Richardson, trustees of the shareholder.
(39)	The entity is a registered investment fund (the “Fund”) advised by Fidelity Management & Research Company (“FMR Co.”), a registered investment advisor under the Investment Advisors act of 1940, as amended. FMR Co., 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, is the beneficial owner of securities of the Company as a result of acting as investment advisor to various investment companies registered under Section 8 of the Investment Company Act of 1940.
Edward C. Johnson 3d, FMR Corp., through control of FMR Co., and the Fund each has sole power to dispose of the Securities owned by the Fund. Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fund, which power resides with the Fund’s Board of Trustees.
(40)	Voting and dispositive powers with respect to the offered securities are shared by Sven Lehrann, director general and Jean Bernard Guyon, CEO-Global Energy and Natural Resources for Global Gestion, trustees of the shareholder.
(41)	Voting and dispositive powers with respect to the offered securities are held by Robert Kolton, managing member for the general partner of the shareholder.
(42)	Voting and dispositive powers with respect to the offered securities are held by Robert Kolton, managing member for the shareholder.
(43)	Kenneth J. Foote holds voting powers and shares dispositive powers with respect to the offered securities. Steven Foote has shared dispositive powers with respect to the offered securities.
(44)	Voting and dispositive powers with respect to the offered securities are held by G. Bryan Dutt, managing director of the general partner of the shareholder.
(45)	Voting and dispositive powers with respect to the offered securities are shared by Glenn Hunt and Richard Hunig, limited partners of the shareholder.
(46)	Voting and dispositive powers with respect to the offered securities are held by Lionel K. Conacher, president of the shareholder.
(47)	Voting and dispositive powers with respect to the offered securities are held by Matthew D. Klein, trustee of the shareholder.
(48)	Footnote not used intentionally.
(49)	Voting and dispositive powers with respect to the offered securities are held by George W. McCulloch, trustee of the shareholder.

(50)	Voting and dispositive powers with respect to the offered securities are held by Cecilia M. Kershaw, director of the shareholder.
(51)	Voting and dispositive powers with respect to the offered securities are shared by Bryan Ezralow, as trustee of the Bryan Ezralow 1994 Trust; Marc Ezralow, as trustee of the Marc Ezralow 1997 Trust; and Marshall Ezralow, as trustee of the Ezralow Family Trust and general partner of Elevado Investment Company, each a general partner of the shareholder.
(52)	Voting and dispositive powers with respect to the offered securities are held by Keith A. Goodman, manager of the general partner of the shareholder.
(53)	Voting and dispositive powers with respect to the offered securities are held by Paul Sabourin, as chairman of the investment advisor to the shareholder, and Jay Lee, as trader for the investment advisor to the shareholder.
(54)	Voting and dispositive powers with respect to the offered securities are held by Paul Sabourin, as chairman of the investment advisor to the shareholder, and Ed Peplinski, as trader for the investment advisor to the shareholder.
(55)	Voting and dispositive powers with respect to the offered securities are held by James M. Puls, John Leo Puls and Robert Puls, trustees of the shareholder.
(56)	Voting and dispositive powers with respect to the offered securities are held by Thomas O. Boucher, Jr.
(57)	Voting and dispositive powers with respect to the offered securities are held by Garvin Wilson, investment manager for the shareholder.
(58)	Voting and dispositive powers with respect to the offered securities are held by A.G. Rappaport, president of the general partner of the shareholder.
(59)	Voting and dispositive powers with respect to the offered securities are held by Sanford B. Prater, general partner of the shareholder.
(60)	Each of Ritchie Capital management, Ltd., as investment manager, and Ritchie Capital Management, LLC, as subadvisor, has voting and dispositive powers with respect to the offered securities. A.R. Thane Ritchie controls Ritchie Capital Management, Ltd. and Ritchie Capital Management, LLC. Mr. Ritchie disclaims beneficial ownership of the securities held by Ritchie Energy Trading Ltd.
(61)	Voting and dispositive powers with respect to the offered securities are held by Barbara J. Reynolds, managing member of the shareholder.
(62)	Voting and Dispositive powers for the Secondary $30.0 Million Underlying Convertible Debenture Shares is held by Ari Levy and Margot Naubie, portfolio managers; for 30,000 2005 Private Placement Shares is held by Doug Warwick and Gary Baker, portfolio managers; and for 121,100 2005 Private Placement Shares is held by Gary Baker and Gord MacDougall, portfolio managers.
(63)	Voting and dispositive powers with respect to the offered securities are held by Brian Hicks, co-portfolio manager of the shareholder.
(64)	Voting and dispositive powers with respect to the offered securities are held by Patricia J. Halloran, managing member of the investment manager of the shareholder.
(65)	Voting and dispositive powers are jointly shared among Lionel Conacher, president and CEO of the shareholder; Keith Harris, CFO of the shareholder; and Horst Hueneken, managing director of the shareholder.

PLAN OF DISTRIBUTION

We are registering certain of our common shares that are either now outstanding or will be issued upon exercise of certain warrants, conversion of convertible debentures or the issuance of additional shares pursuant to subscription receipts issued to holders of our senior secured notes. We are also offering the opportunity to participate in the registration statement to other holders of some of our restricted securities. Shares covered in the registration will include common shares currently held by some holders and certain common shares to be issued in the future upon the exercise or conversion of our securities or pursuant to subscription receipts. We will not receive any of the proceeds of the sale of the common shares offered by this prospectus. The common shares may be sold from time to time to purchasers:

•	Directly by the selling shareholders; or

•	Through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling shareholders or the purchasers of the common shares from the selling shareholders.

The selling shareholders and any underwriters, brokers, dealers or agents that participate in the distribution of the common shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any discounts, concessions, commissions or fees received by them and any profit on the resale of the common shares sold by them may be deemed to be underwriting discounts and commissions.

If the common shares are sold through underwriters or broker-dealers, the selling shareholders will be responsible for any underwriting discounts or commissions or agent’s commissions.

The common shares may be sold in one or more transactions at:

•	Fixed prices;

•	Prevailing market prices at the time of sale;

•	Prices related to prevailing market prices;

•	Varying prices determined at the time of sale; or

•	Negotiated prices.

These sales may be affected in transactions:

•	On any national securities exchange or quotation service on which the common shares may be listed or quoted at the time of the sale, including the Toronto Stock Exchange and the American Stock Exchange;

•	In the over-the-counter market;

•	In transactions otherwise than on such exchanges or services or in the over-the-counter market;

•	Through the writing and exercise of options, whether these options are listed on any options exchange or otherwise;

•	Through the settlement of short sales; or

•	Through any combination of the foregoing.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade. In connection with sales of the common shares, the selling shareholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the common shares in the course of hedging their positions. The selling shareholders may also sell the common shares short and deliver common shares to close out short positions; provided that, the short sales are made after the registration statement is declared effective, or loan or pledge common shares to broker-dealers that in turn may sell the common shares.

The selling shareholders may pledge or grant a security interest in some or all of the common shares owned by them, and if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the common shares from time to time pursuant to the prospectus. The selling shareholders also may transfer or donate the common shares in other circumstances, in which case the transferees, donees or other successors in interest will be the selling beneficial owners for purposes of the prospectus.

To our knowledge, there are currently no plans, arrangements or understandings between any selling shareholders and any underwriter, broker-dealer or agent regarding the sale of the common shares by the selling shareholders. Selling shareholders may choose not to sell any or all of the common shares offered by them pursuant to this prospectus. In addition, we cannot assure you that any such selling shareholder will not transfer, devise or gift the common shares offered hereby by other means not described in this prospectus. Any common shares that qualify for sale pursuant to Rule 144 or Rule 144A under the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. There can be no assurance that any selling shareholder will sell any or all of the common shares registered pursuant to this registration statement of which this prospectus forms a part.

Our common shares are listed for trading on the American Stock Exchange under the symbol “GST” and on the Toronto Stock Exchange under the symbol “YGA”.

The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations promulgated there under, including Regulation M, which may limit the timing of purchases and sales of any of common shares by the selling shareholders and any other participating person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the common shares to engage in market-making activities with respect to the common shares. This may affect the marketability of the common shares and the ability of any person or entity to engage in market-making activities with respect to common shares.

Pursuant to the subscription agreements with the selling shareholders who hold convertible debentures, the form of which subscription agreement is filed as an exhibit to the registration statement of which this prospectus forms a part, we may be indemnified by the selling shareholders against liabilities, including liabilities under the Securities Act that may arise from any written information furnished to us by the selling shareholder specifically for use in this prospectus. Westwind Partners Inc. acted as a placement agent for the convertible debentures. Pursuant to agency agreements, under which our convertible debentures and senior secured notes were sold, we agreed to indemnify Westwind Partners Inc. and its officers, directors, shareholders, agents, employees and advisors against certain liabilities, including some liabilities under the Securities Act, or they will be entitled to contribution. We are indemnified by Westwind Partners Inc. and its officers, directors, shareholders, agents, employees and advisors against certain liabilities, including liabilities that may arise under the Securities Act, in accordance with the agency agreements, or we may be entitled to contribution. The Company has no on-going relationship with Westwind Partners Inc. other than it occasionally provides investment banking services, including acting as a placement agent or providing financial fairness opinions on transactions to our board of directors. We have also agreed to indemnify the selling shareholders that are holders of our senior secured notes and their officers, directors, shareholders, agents, employees and advisors against certain liabilities, including some liabilities under the Securities Act, or they will be entitled to contribution. To the best of our knowledge, no selling shareholders that are affiliated with a registered broker-dealer acquired securities in a manner other than in the ordinary course of its business or, at the time of acquisition, with any arrangement or understanding with any person to distribute the securities. Pritchard Capital Partners, LLC has advised us that it is a U.S. registered broker-dealer; however, it received these securities as compensation for investment banking services.

We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the common shares covered by this prospectus to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

To comply with the securities laws of some jurisdictions, if applicable, the holders of common shares may offer and sell the common shares in such jurisdictions only through registered or licensed brokers or dealers. In addition, under certain circumstances, in some jurisdictions shares of the common shares may not be offered or sold unless they have been registered or qualified for sale in the applicable jurisdiction or an exemption from registration or qualification requirements is available and is complied with.

If required, at the time of a particular offering of common shares by a selling shareholder, a supplement to this prospectus will be circulated setting forth the name or names of any underwriters, broker-dealers or agents, any discounts, commissions or other terms constituting compensation for underwriters and any discounts, commissions or concessions allowed or reallowed or paid to agents or broker-dealers. We have no obligation to any selling shareholder to arrange an underwriting, or assist in providing for any proposed sale, of any of the common shares offered hereby.

We have agreed with some of the selling shareholders to keep the registration statement of which this prospectus forms a part effective for specified periods of time or until the occurrence of certain events. We may under certain circumstances suspend the use of this prospectus, upon notice to the selling shareholders, to update the registration statement of which this prospectus forms a part with periodic information or material non-public information as required by the Securities Act. We have agreed with some of the selling shareholders to use our reasonable efforts to limit these suspended periods to those required by the Securities Act or limit them to contractually specified limits.

Once sold under the registration statement of which this prospectus forms a part, the common shares will be freely tradeable in the hands of persons other than our affiliates.

MATERIAL INCOME TAX CONSEQUENCES

A brief description of certain provisions of the tax treaty between Canada and the United States is included below, together with a brief discussion of certain taxes, including withholding provisions, to which U.S. shareholders are subject under existing laws and regulations of Canada and the United States. The consequences, if any, of state and local taxes are not considered. The following information is general and security holders should seek the advice of their own tax advisors, tax counsel or accountants with respect to the applicability or effect on their own individual circumstances of not only the matters referred to herein, but also any state or local taxes.

Canadian Federal Income Tax Consequences Associated with our Common Shares

General. The following is a summary of the principal Canadian federal income tax consequences generally applicable in respect of the ownership of our common shares. The tax consequences to any particular holder of our common shares will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, that holder’s particular circumstances. This summary is applicable only to holders who are resident in the United States and are subject to United States tax, are not (and have never been) resident in Canada, hold their shares as capital property and do not (and will not) use or hold their shares in, or in the course of, carrying on business in Canada. For purposes of this discussion, a non-resident holder means a holder of our common shares who does not reside in Canada.

The following general discussion in respect of taxation is based upon management’s understanding of the rules. No opinion was requested by us, or has been provided by our counsel or auditors, with respect to the Canadian income tax consequences described in the following discussion.

Dividend Withholding. We have not paid dividends on our common shares in any of the past three years and have no plans to pay dividends in the foreseeable future. Canadian federal tax legislation would require a 25% withholding from any dividends paid or deemed to be paid to our non-resident shareholders. However, shareholders resident in the United States and subject to United States tax would generally have this rate reduced to 15% pursuant to the tax treaty between Canada and the United States. The withholding tax rate on the gross amount of dividends is reduced to 5% if the beneficial owner of the dividend is a U.S. corporation which owns at least 10% of our voting stock.

The amount of stock dividends paid to non-residents of Canada would be subject to withholding tax at the same rate as cash dividends. The amount of a stock dividend (for tax purposes) would generally be equal to the amount by which our paid-up capital had increased by reason of the payment of such dividend. We will furnish additional tax information to shareholders in the event of such a stock dividend.

Capital Gains. A non-resident who holds common shares as capital property generally will not be subject to Canadian taxes on capital gains realized on the disposition of such shares unless the shares are “taxable Canadian property” within the meaning of the Income Tax Act (Canada), and no relief is afforded under any applicable tax treaty. Common shares generally will not be taxable Canadian property of a shareholder of us unless, at any time during the five-year period immediately preceding a disposition of such shares, not less than 25% of the issued shares of any class or series of our capital stock belonged to persons with whom the shareholder did not deal at arm’s length, or to the shareholder together with such persons or unless the shares were acquired by the holder in one of several tax deferred exchanges for shares which were themselves taxable Canadian property.

A non-resident shareholder whose common shares constitute taxable Canadian property and who is a resident of the United States for purposes of the tax treaty between Canada and the United States generally would be exempt from Canadian tax on any capital gain realized on a disposition of those shares in any event, provided the shares do not derive their value primarily from Canadian real property (including Canadian resource properties). Management is of the view that common shares do not derive their value primarily from Canadian real property.

United States Federal Income Tax Consequences Associated with our Common Stock

The following is a general discussion of all material U.S. federal income tax consequences that may apply to a holder of our common shares. This discussion is based on the Internal Revenue Code of 1986, as amended, which we refer to as the Code, Treasury Department regulations promulgated under the Code, published Internal Revenue Service, or IRS, rulings, published administrative positions of the IRS, and court decisions that are currently applicable, any or all of which could materially and adversely change at any time, possibly on a retroactive basis. In addition, the discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied at any time, possibly on a retroactive basis. The following discussion is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of our common shares. No opinion was requested by us, or is provided by our counsel, with respect to the U.S. federal income tax consequences described in the following discussion. Accordingly, holders and prospective holders of our common shares should consult their own tax advisors about the U.S. federal, state, local and Non-U.S. tax consequences of purchasing, owning and disposing of our common shares.

United States Federal Income Taxation of U.S. Holders. As used in this discussion, a “U.S. Holder” means a holder of our common shares who is (1) a citizen or individual resident of the United States, (2) a corporation or entity taxable as a corporation for U.S. federal income tax purposes that is created or organized in or under the laws of the United States or of any political subdivision thereof or the District of Columbia, (3) an estate whose income is taxable in the United states irrespective of source or (4) a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, persons or entities that have a “functional currency” other than the U.S. Dollar, shareholders subject to the alternative minimum tax, shareholders who hold our common shares as part of a straddle, hedging or a conversion transaction, constructive sale or other arrangement involving more than one position, partners and other pass-through entities and persons holding an interest in such entities, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own our common shares as capital assets (generally, property held for investment). This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire our common shares. If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds our common shares, the tax treatment of a partner generally will depend upon the status of the partner and upon the activities of the partnership. If you are a partnership, or a partner in a partnership, holding common shares, you should consult your tax advisor.

Distributions on Our Common Shares. We have never paid any cash dividends on our common shares and do not anticipate paying any cash dividends in the foreseeable future. However, if U.S. Holders receive dividend distributions (including constructive dividends) with respect to our common shares such holders would be required to include in gross income for U.S. federal income tax purposes the gross amount of such distributions equal to the U.S. Dollar value of such distributions on the date of receipt (based on the exchange rate on such date) to the extent that we have current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s U.S. federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s U.S. federal taxable income by those who itemize deductions. See “Foreign Tax Credit”, below. To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in our common shares (and not subject to tax) and thereafter as gain from the sale or exchange of the common shares (which is taxable as capital gain). Subject to certain exceptions, dividends paid on our common shares generally will not be eligible for the dividends-received deduction available to corporations receiving dividends from certain United States corporations.

Dividends, if any, paid on our common shares to a U.S. Holder who is an individual, trust or estate (a “U.S. Individual Holder”) will be treated as “qualified dividend income” that is taxable to such U.S. Individual Holder at preferential rates (through 2008) provided that (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that has been determined to be satisfactory for this purpose (the U.S.-Canadian Treaty is included for this purpose); (ii) we are not a passive foreign investment company or “PFIC” for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are or have been or will be); (iii) the U.S. Individual Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend; and (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.

Special rules may apply to any “extraordinary dividend” paid by us. An extraordinary dividend is, generally, a dividend equal to or in excess of 10 percent of a shareholder’s adjusted basis (or fair market value in certain circumstances) in a share of common stock. If we pay an “extraordinary dividend” on our common shares that is treated as “qualified dividend income”, then any loss derived by a U.S. Individual Holder from the sale or exchange of common shares will be treated as long-term capital loss to the extent of such dividend.

Foreign Tax Credit. A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at his or her option, to either a deduction or a tax credit for such foreign tax paid or withheld. Furthermore, a U.S. Holder that is a domestic corporation that owns 10% or more of our voting stock may be eligible to claim a deemed paid foreign tax credit based on the underlying non-U.S. income taxes paid by us. Generally, it will be more advantageous to claim a credit because a credit reduces U.S. federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year.

There are significant and complex limitations which apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s U.S. federal income tax liability that the U.S. Holder’s foreign source income bears to his or her or our worldwide taxable income. There are further limitations based on the type of income. In addition, any foreign tax credits may also be subject to special treaty limitations. The availability of the foreign tax credit, the deemed paid foreign tax credit, and the application of the limitations on the credit are fact-specific and holders and prospective holders of our common shares should consult their own tax advisors regarding their individual circumstances.

Sale, Exchange or other Disposition of Common Shares. Assuming we do not constitute a PFIC for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such shares. Subject to the discussion of extraordinary dividends above, such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Preferential tax rates for long term capital gains may apply to certain U.S. Holders who satisfy minimum holding period and other requirements. There are currently no preferential tax rates for long term capital gains for any U.S. Holder that is a corporation. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Special Rules. In the following circumstances, the above sections of the discussion may not describe the U.S. federal income tax consequences resulting from the holding, receipt of dividends and disposition of common shares. Management does not believe that we are a “PFIC”, or a “controlled foreign corporation” as those terms are defined below.

Passive Foreign Investment Company. A non-U.S. entity treated a corporation for U.S. federal income tax purposes will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to a “look through” rule, either (i) 75% or more of its gross income is “passive income” such as interest, dividends and certain rents and royalties or (2) at least 50% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Management does not believe that we are a PFIC, or will be a PFIC in the future, because we are engaged primarily in the business of a natural gas and oil exploration and development. We have not received 75% or more of our gross income from passive sources, nor has 50% or more of the fair market value of our assets been held for the production of passive income. The taxation of a U.S. shareholder who owns stock in a PFIC is extremely complex and is beyond the scope of this discussion. U.S. persons should consult with their own tax advisors regarding the impact of these rules if we are or were to become a PFIC.

Controlled Foreign Corporation. A controlled foreign corporation or CFC is a foreign corporation more than 50% of the stock of which, by vote or value, is owned, directly, indirectly or constructively, by one or more U.S. shareholders who each owns, directly, indirectly or constructively, 10% or more of the total combined voting power of all classes of stock of the foreign corporation (each a “CFC Shareholder”). If we are a CFC, a CFC Shareholder would be treated as receiving current distributions of an allocable share of certain types of income. Additionally, such a CFC Shareholder would recognize ordinary income to the extent of an allocable share of our earnings and profits, rather than capital gain, on the sale of his or her common shares. Management does not believe that we are a CFC because shareholders who directly, indirectly or constructively control 10% or more of the total voting power of our outstanding common shares do not own more than 50% of our common shares.

United States Federal Income Taxation of Non-U.S. Holders. For purposes of this discussion, a beneficial owner of our common shares that is not a U.S. Holder (other than a partnership or entity treated as a partnership for U.S. federal income tax purposes) is a Non-U.S. Holder.

Distributions on our Common Shares. Distributions we pay to a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a U.S. trade or business. If the Non-U.S. Holder is engaged in a U.S. trade or business, distributions we pay will be subject to U.S. federal income tax at regular graduated rates if those distributions are effectively connected with that Non-U.S. Holder’s U.S. trade or business and, if an income tax treaty applies, are attributable to a permanent establishment maintained by that Non-U.S. Holder in the United States. In addition, a “branch profits tax” may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on dividends received by a non-U.S. corporation that are effectively connected with its conduct of a trade or business in the United States.

Sale, Exchange or other Disposition of Common Shares. Non-U.S. Holders generally will not be taxed on any gain recognized on a disposition of our common stock unless the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States and, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States. If the Non-U.S. Holder is engaged in a U.S. trade or business and the gain is effectively connected with that trade or business (and if a tax treaty applies, is attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States), such gain will be subject to U.S. federal income tax at regular graduated rates and, if the Non-U.S. Holder is a corporation, the branch profits tax described above may also apply. A Non-U.S. Holder who is an individual and who is present in the United States for 183 days or more in the taxable year of the disposition and meets other requirements also will be subject to U.S. federal income tax on gain recognized on a disposition of our common stock.

Information Reporting and Backup Withholding Tax. In general, dividend payments or other taxable distributions made within the United States will be subject to information reporting and U.S. backup withholding tax if a U.S Individual Holder fails to provide an accurate taxpayer identification number certified under penalties of perjury, as well as certain other information or otherwise establish an exemption from backup withholding.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on an IRS Form W-8BEN, W-8ECI or W-8IMY as applicable.

If a Non-U.S. Holder sells shares to or through the U.S. office of a U.S. or foreign broker, the payment of the proceeds generally will be subject to information reporting requirements and backup withholding unless the Non-U.S. Holder properly certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption. Information reporting requirements and backup withholding generally will not apply to any payment of the proceeds of the sale of common shares affected outside the United States by a foreign office of a broker. However, U.S. information reporting requirements (but not backup withholding requirements) will apply to payment of the sales proceeds if the broker is a United States person or has certain other contacts with the United States.

Backup withholding is not an additional tax. Rather, a holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed such holder’s U.S. federal income tax liability by timely filing a properly completed claim for refund with the U.S. Internal Revenue Service.

LEGAL MATTERS

The validity of the common shares offered by this prospectus will be passed upon for us by Sara-Lane Sirey Professional Corporation, Calgary, Alberta, Canada.

EXPERTS

Our consolidated financial statements as of and for the year ended December 31, 2005 incorporated by reference into this prospectus have been audited by BDO Seidman, LLP, independent registered public accounting firm, and as of December 31, 2004 and for the years ended December 31, 2004 and 2003. incorporated by reference into this prospectus have been audited by BDO Dunwoody LLP, independent registered public accounting firm, as stated in their reports incorporated by reference into this registration statement, and have been so incorporated in reliance upon the reports of such firms given upon their authority as experts in auditing and accounting. The audited statements of revenues and direct operating expenses for certain natural gas properties acquired from GeoStar Corporation for the years ended December 31, 2004, 2003 and 2002 incorporated by reference into this prospectus have been audited by BDO Dunwoody LLP, independent registered public accounting firm, as stated in their report incorporated by reference into this registration statement, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in auditing and accounting.

Information incorporated by reference into this prospectus regarding our estimated quantities of natural gas and oil reserves were prepared by us based upon proved reserve estimates as of December 31, 2005, 2004 and 2003 prepared by Netherland, Sewell & Associates, Inc., independent petroleum engineer.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the SEC. You may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You can also find our SEC filings at the SEC’s website at www.sec.gov and on our website at www.gastar.com. Information contained on our website is not part of this prospectus.

We have filed with the SEC a registration statement on Form S-1 relating to the securities covered by this prospectus. This prospectus is a part of the registration statement and does not contain all the information in the registration statement. Whenever a reference is made in this prospectus to a contract or other document, the reference is only a summary and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may view a copy of the registration statement at the SEC’s Public Reference Room in Washington, D.C. as well as through the SEC’s website.

We incorporate by reference in this prospectus the following documents filed with the SEC pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”):

•	our annual report on Form 10-K for the fiscal year ended December 31, 2005; and

•	our current reports on Form 8-K filed on January 5, 2006, January 10, 2006, February 7, 2006 and April 13, 2006 (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any such current report on Form 8-K).

We will provide without charge to each person, including any beneficial owner, to whom a prospectus is delivered, upon written or oral request, a copy of any or all of the reports or documents that have been incorporated by reference in this prospectus contained in our registration statement but not delivered with the prospectus. Requests for such copies should be directed to Chief Financial Officer, Gastar Exploration Ltd., 1331 Lamar Street, Suite 1080, Houston, Texas 77010, by mail, or if by telephone at (713) 739-1800.

Appendix A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM              TO             .

Commission file number 001-32714

GASTAR EXPLORATION LTD.

(Exact name of registrant as specified in its charter)

Alberta, Canada	38-3324634
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

1331 Lamar Street, Suite 1080
Houston, Texas 77010	77010
(Address of principal executive offices)	(ZIP Code)

(713) 739-1800

(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐    Accelerated filer  ☐    Non-accelerated filer  ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Total number of common shares, no par value per share, outstanding as of August 14, 2006 was 167,909,420.

GASTAR EXPLORATION LTD.

QUARTERLY REPORT ON FORM 10-Q

FOR THE THREE MONTHS ENDED JUNE 30, 2006

Unless otherwise indicated or required by the context, (i) “we”, “us”, and “our” refer to Gastar Exploration Ltd. and its subsidiaries and predecessors, (ii) “GeoStar Acquisition” refers to our June 2005 acquisition from GeoStar Corporation (“GeoStar”) of additional reserves and working interests in the Powder River Basin and in East Texas, (iii) “convertible debentures” refers to our $30.0 million principal amount of 9.75% convertible senior unsecured debentures, (iv) “warrants” refers to the warrants to purchase common shares issued to investors in connection with certain financing transactions or to our placement agents in connection with the offering of convertible debentures and certain other subordinated notes as partial compensation for their services, (v) “senior secured notes” refers to our $73.0 million principal amount of senior secured notes issued in 2005, (vi) all dollar amounts appearing in this Form 10-Q are stated in U.S. dollars unless specifically noted in Canadian dollars (“CDN$”), and (vii) all financial data included in this Form 10-Q has been prepared in accordance with accounting principles generally accepted in the United States of America.

General information about us can be found on our website at www.gastar.com. The information on our website is neither incorporated into, nor part of, this report. Our Annual Reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as any amendments and exhibits to those reports, will be available free of charge through our website as soon as reasonably practicable after we file or furnish them to the U.S. Securities and Exchange Commission (“SEC”). Information is also available at www.sec.gov for United States filings and on SEDAR at www.sedar.com for Canadian filings.

i

GASTAR EXPLORATION LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2006	December 31, 2005
	(in thousands)
	(unaudited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$38,922	$61,144
Revenues receivable	3,148	4,416
Accounts receivable, net	1,819	40
Due from related parties	2,255	2,317
Prepaid expenses	1,095	1,551

Total current assets	47,239	69,468

DEFERRED CHARGES	4,192	4,922

CASH CALL RECEIVABLE	4,515	391

PROPERTY AND EQUIPMENT:
Natural gas and oil properties, full cost method of accounting:
Unproved properties, not being amortized	83,895	73,580
Proved properties	145,813	129,592

Total natural gas and oil properties	229,708	203,172
Furniture and equipment	503	360

Total property and equipment	230,211	203,532
Accumulated depreciation, depletion and amortization	(83,359)	(38,185)

Total property and equipment, net	146,852	165,347

TOTAL ASSETS	$202,798	$240,128

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$11,809	$3,935
Accrued interest	2,403	2,418
Accrued drilling and operating costs	5,647	3,008
Other accrued liabilities	3,335	2,465
Due to related parties	—	2,116

Total current liabilities	23,194	13,942

LONG-TERM LIABILITIES:
Long-term debt	92,164	90,631
Asset retirement obligation	3,766	3,558
Liability to be settled by issuance of common shares	4,855	11,221

Total long-term liabilities	100,785	105,410

COMMITMENTS AND CONTINGENCIES (Note 12)

SHAREHOLDERS’ EQUITY:
Common stock, no par value, unlimited shares authorized, 167,909,420 and 164,674,266 shares issued and outstanding at June 30, 2006 and December 31, 2005, respectively	173,906	167,456
Additional paid-in capital	7,769	6,509
Accumulated other comprehensive loss	(30)	—
Accumulated deficit	(102,826)	(53,189)

Total shareholders’ equity	78,819	120,776

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$202,798	$240,128

The accompanying notes are an integral part of these condensed consolidated financial statements.

1

GASTAR EXPLORATION LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2006	2005	2006	2005
	(in thousands, except share and per share data)
REVENUES	$6,684	$4,943	$13,307	$9,674

EXPENSES:
Lease operating, transportation and selling expenses	2,128	477	4,088	1,792
Depreciation, depletion and amortization	3,565	2,275	7,874	4,965
Impairment of natural gas and oil properties	—	4,288	37,301	8,698
Accretion of asset retirement obligation	57	24	114	43
Mineral resource properties	33	5	190	34
General and administrative expenses	3,107	1,772	5,626	3,537

Total expenses	8,890	8,841	55,193	19,069

LOSS FROM OPERATIONS	(2,206)	(3,898)	(41,886)	(9,395)

OTHER (EXPENSES) INCOME:
Interest expense	(3,816)	(4,955)	(7,575)	(7,108)
Investment income and other	492	22	1,020	62
Litigation settlement expense	(1,200)	—	(1,200)	—
Foreign exchange gain	3	168	4	142

LOSS BEFORE INCOME TAXES	(6,727)	(8,663)	(49,637)	(16,299)
Provision for income taxes	—	—	—	—

NET LOSS	$(6,727)	$(8,663)	$(49,637)	$(16,299)

NET LOSS PER SHARE:
Basic and diluted	$(0.04)	$(0.07)	$(0.30)	$(0.14)

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
Basic and diluted	166,513,762	117,286,718	165,663,086	115,547,122

The accompanying notes are an integral part of these condensed consolidated financial statements.

2

GASTAR EXPLORATION LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

(Unaudited)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Shareholders’ Equity	Comprehensive Loss
	Shares	Amount
	(in thousands, except share data)
Balance at December 31, 2005	164,674,266	$167,456	$6,509	$—	$(53,189)	$120,776	$—

Exercise of stock options – cashless	905,636	—	—	—	—	—	—
Share warrants exercised – cash	21,948	84	—	—	—	84	—
Issuance of shares, senior secured debt	1,759,442	4,249	—	—	—	4,249	—
Issuance of shares, GeoStar Acquisition final settlement	548,128	2,117	—	—	—	2,117	—
Stock based compensation	—	—	1,260	—	—	1,260	—
Foreign currency translation	—	—	—	(30)	—	(30)	(30)
Net loss	—	—	—	—	(49,637)	(49,637)	(49,637)

Balance at June 30, 2006	167,909,420	$173,906	$7,769	$(30)	$(102,826)	$78,819	$(49,667)

The accompanying notes are an integral part of these condensed consolidated financial statements.

3

GASTAR EXPLORATION LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Six Months Ended June 30,
	2006	2005
	(in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(49,637)	$(16,299)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation, depletion and amortization	7,874	4,965
Impairment of natural gas and oil properties	37,301	8,698
Amortization of deferred lease costs	200	136
Stock based compensation	1,260	1,540
Amortization of deferred financing costs and debt discount	2,077	2,818
Accretion of asset retirement obligation	114	43
Other	—	(2)
Changes in operating assets and liabilities:
Accounts receivable	(449)	(2,255)
Prepaid expenses	456	177
Accounts payable and accrued liabilities	9,252	11,019

Net cash provided by operating activities	8,448	10,840

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash call receivable	(4,124)	3,496
Development and purchases of natural gas and oil properties	(26,441)	(36,771)
Purchase of natural gas and oil properties from related parties	—	(30,900)
Proceeds from sale of natural gas and oil properties	—	2
Purchase of furniture, equipment and other	(143)	(93)

Net cash used in investing activities	(30,708)	(64,266)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of senior notes	—	(26,483)
Proceeds from issuance of senior secured notes	—	63,000
Proceeds from issuance of common shares, net of share issue costs	84	17,097
Deferred financing charges and other	(46)	(2,717)

Net cash provided by financing activities	38	50,897

NET DECREASE IN CASH AND CASH EQUIVALENTS	(22,222)	(2,529)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	61,144	15,842

CASH AND CASH EQUIVALENTS, END OF PERIOD	$38,922	$13,313

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income taxes	$—	$—

Cash paid for interest	$5,512	$4,137

The accompanying notes are an integral part of these condensed consolidated financial statements.

4

GASTAR EXPLORATION LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Summary of Significant Accounting Policies

The accounting policies followed by Gastar Exploration Ltd, (the “Company”) are set forth in the notes to the Company’s audited consolidated financial statements in its Annual Report on Form 10-K for the year ended December 31, 2005. Such policies have been continued without change except for the adoption of Financial Accounting Standards Board (“FASB”) SFAS 123R, “Shared Based Payments” (“SFAS 123R”). Additionally, refer to the notes to those financial statements for additional details of the Company’s financial condition, results of operations and cash flows. All material items included in those notes have not changed except as a result of normal transactions in the interim, or as disclosed within this report. The accompanying interim condensed consolidated financial statements have not been audited by independent accountants, but in the opinion of management, reflect all normal and recurring adjustments considered necessary for a fair presentation of the financial position and results of operations. The results of operations for the three and six months ended June 30, 2006 are not necessarily indicative of results to be expected for the full year.

The condensed consolidated financial statements of the Company are presented in United States (“U.S.”) dollars unless otherwise noted and have been prepared by management in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates with regard to these financial statements include the estimate of proved natural gas and oil reserve quantities and the related present value of estimated future net cash flows.

The condensed consolidated financial statements include the accounts of the Company and the consolidated accounts of all its subsidiaries. The entities included in these consolidated accounts are all wholly owned. All significant intercompany accounts and transactions have been eliminated in consolidation.

Certain information provided for the prior periods has been reclassified to conform to the presentation adopted in 2006.

2. Deferred Charges

Deferred financing charges include costs of debt financings undertaken by the Company including commissions, legal fees and other direct costs of the financing. Using the interest method, the deferred financing charges are amortized over the term of the related debt. Deferred leasing charges represent future demobilization and transportation costs of leased natural gas treatment plants in East Texas. The deferred leasing charges are amortized into lease operating expense over the term of the agreements.

The following table sets forth information regarding deferred charges for the period indicated:

	Deferred Financing Charges	Deferred Leasing Charges	Total
	(in thousands)
Balance as of December 31, 2005	$4,577	$345	$4,922
Additions	14	—	14
Amortization	(544)	(200)	(744)

Balance as of June 30, 2006	$4,047	$145	$4,192

5

GASTAR EXPLORATION LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Unaudited)

3. Cash Call Receivable

Cash call receivable represents the Company’s proportionate share of planned authorized expenditures payable to the operator upon execution of the final drilling authorization of expenditures and an advance payment to a drilling contractor to secure a drilling rig. The advance payment to a drilling contractor will be applied against future rig drilling costs over the next three years.

Total
(in thousands)
Balance as of December 31, 2005	$391
Cash call applied to expenditures	(1,116)
Amounts advanced	5,240

Balance as of June 30, 2006	$4,515

4. Property and Equipment

The amount capitalized as natural gas and oil properties was incurred for the purchase and development of various properties in the states of California, Montana, Texas, West Virginia and Wyoming in the United States and in New South Wales and Victoria in Australia. The following schedule represents natural gas and oil property costs by country:

	United States	Australia	Total
	(in thousands)
From inception to June 30, 2006:
Cost:
Unproved properties, not being amortized	$80,791	$3,104	$83,895
Proved properties	143,247	2,566	145,813

Total natural gas and oil properties	224,038	5,670	229,708

Furniture, equipment and other	487	16	503

Total property and equipment	224,525	5,686	230,211

Impairment of proved natural gas and oil properties	(56,714)	(605)	(57,319)
Accumulated depreciation, depletion and amortization	(26,028)	(12)	(26,040)

Total property and equipment at June 30, 2006, net	$141,783	$5,069	$146,852

As of June 30, 2006, unproved properties not being amortized consisted of drilling in progress costs and acreage acquisition costs of $8.0 million and $75.9 million, respectively.

For the six months ended June 30, 2006 and 2005, the results of management’s ceiling test evaluation resulted in an impairment of United States proved properties of $37.3 million and $8.7 million, respectively. No impairment of natural gas and oil properties was reported for the three months ended June 30, 2006. An impairment of $4.3 million was recorded in the three months ended June 30, 2005. Management determined that an impairment was not required on the Australian properties at June 30, 2006 and 2005.

6

GASTAR EXPLORATION LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Unaudited)

5. Long-Term Debt

The following summarizes the Company’s long-term debt as of the dates indicated:

	As of June 30, 2006	As of December 31, 2005
	(in thousands)
Senior secured notes	$59,055	$57,546
Subordinated unsecured notes payable	3,109	3,085
Convertible senior debentures	30,000	30,000

Total net carrying value of long-term debt	92,164	90,631
Debt discount costs to be accreted	14,086	15,619

Total long-term debt at maturity	$106,250	$106,250

For the three months ended June 30, 2006 and 2005, the Company recorded debt discount amortization of $770,000 and $1.7 million, respectively. For the six months ended June 30, 2006 and 2005, the Company recorded debt discount amortization of $1.5 million and $1.9 million, respectively.

Senior Secured Notes

On June 17, 2005, the Company issued $63.0 million in principal amount of senior secured notes (“Senior Secured Notes”). On September 19, 2005, the Company issued to the holders of the Senior Secured Notes an additional $10.0 million of Senior Secured Notes on substantially the same terms as the original June 2005 private placement. The Senior Secured Notes are secured by substantially all of the Company’s assets, bear interest at the sum of the three-month LIBOR rate plus 6% (11.48% at June 30, 2006), payable quarterly and mature five years and one day from the date of issuance. The Senior Secured Notes are redeemable in whole or in part prior to maturity at the Company’s option at any time after the first anniversary date of issuance upon payment of the principal and accrued and unpaid interest plus a premium ranging from 5% to 3% of redeemed principal; provided that, a redemption at the Company’s option is not permitted following the public announcement of certain pending, proposed or intended change of control transactions.

In connection with the Senior Secured Notes issuances, the Company agreed to issue to the note holders, for no additional consideration, common shares in increments valued at CDN$4.5 million with respect to the $63.0 million of Senior Secured Notes and additional common shares in increments valued at CDN$714,286 with respect to the $10.0 million of Senior Secured Notes at closing and on each of the six, twelve and eighteen-month anniversaries of the closing date, valued on a five day weighted average trading price immediately prior to the date of issuance. On March 20, 2006, the six-month anniversary of the September 19, 2005 $10.0 million Senior Secured Notes issuance, the Company issued to the note holders an additional 152,299 common shares at CDN$4.69 per share. On June 19, 2006, the twelve-month anniversary of the June 17, 2005 $63.0 million Senior Secured Notes issuance, the Company issued to the note holders an additional 1,607,143 common shares at CDN$2.80 per share. The issuance of common shares was recorded based on their fair issuance values recorded to common shares issued and a corresponding reduction in the liability to be settled by the issuance of common shares.

The Company has the right on a quarterly basis to require the note holders to purchase up to an aggregate of $10.0 million principal amount of additional Senior Secured Notes through June 16, 2007. If additional Senior Secured Notes are issued, the note holders will be entitled to receive, for no additional consideration, additional common shares on similar terms as those issued with the original Senior Secured Notes in a pro rata amount based on the additional principal amount of the Senior Secured Notes.

7

GASTAR EXPLORATION LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Unaudited)

Convertible Senior Debentures

In November 2004, the Company issued $30.0 million aggregate principal amount of convertible senior unsecured debentures (“Convertible Senior Debentures”). The Convertible Senior Debentures have a term of five years, bear interest at 9.75% per annum, payable quarterly and mature on November 20, 2009. The Convertible Senior Debentures are convertible by the holders into common shares at a conversion price of $4.38 per share. The Convertible Senior Debentures are not redeemable by the Company on or before November 12, 2006, except in the event of the satisfaction of certain conditions after a “change of control”, as defined in the Trust Indenture. After November 12, 2006, the Convertible Senior Debentures may be redeemed at any time by the Company at a redemption price equal to par plus accrued and unpaid interest; provided that, the volume weighted average trading price of the common shares of the Company, for at least 20 trading days in any consecutive 30-day period, equals or exceeds $5.69.

Subordinated Unsecured Notes Payable

In July 2004, the Company completed a $3.25 million subordinated unsecured note financing (“Unsecured Notes”). The Unsecured Notes mature between April 2009 and September 2009, bear interest at 10% per annum and are callable by the Company after two years at 108% of the principal amount. The call premium reduces to 105% after three years and 101% after four years.

6. Liability to be Settled by the Issuance of Company Shares

The liability to be settled by the issuance of Company common shares is comprised of future issuance obligations in connection with the Senior Secured Notes and the GeoStar Acquisition. On March 20, 2006, the six-month anniversary of the September 19, 2005 $10.0 million Senior Secured Notes issuance, the Company issued to the note holders an additional 152,299 common shares valued at $606,000 (CDN$714,286). On March 31, 2006, the Company issued 548,128 common shares to GeoStar valued at $2.1 million as part of the final purchase price adjustment in connection with the GeoStar Acquisition. On June 19, 2006, the twelve-month anniversary of the June 17, 2005 $63.0 million Senior Secured Notes issuance, the Company issued to the note holders an additional 1,607,143 common shares valued at $3.6 million (CDN$4.5 million). At June 30, 2006, the liability to be settled is comprised of the remaining twelve-month and eighteen-month Senior Secured Notes anniversary issuances.

7. Interest Expense

The following table summarizes the Company’s interest expense components for the periods indicated:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2006	2005	2006	2005
	(in thousands)
Cash and accrued	$2,774	$2,584	$5,498	$4,290
Amortization of deferred financing costs and debt discount	1,042	2,371	2,077	2,818

Total	$3,816	$4,955	$7,575	$7,108

8. Share Based Compensation

Share-based compensation plan

The Company’s 2002 Stock Option Plan was approved and ratified by the Company’s shareholders in July 2002. It authorizes the Company’s Board of Directors to issue stock options to directors, officers, employees and consultants of the Company and its subsidiaries to purchase a maximum of 25.0 million common shares. Stock option grant expirations vary between five and ten years. Vesting generally occurs over a four-year period at 25% per year. Once exercisable, the employee may purchase common shares of the Company at the market price on the date the option was granted. New common shares are issued in regards to stock option exercises.

8

GASTAR EXPLORATION LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Unaudited)

On June 1, 2006, at annual meeting of shareholders, the shareholders approved the 2006 Gastar Long Term Stock Incentive Plan. The 2006 Gastar Long Term Stock Incentive Plan authorizes the Company’s Board of Directors to issue stock options to directors, officers and employees of the Company and its subsidiaries to purchase a maximum of 5.0 million common shares. The contractual life and vesting period for options granted will be determined by the Board of Directors at the time stock options are granted. As of June 30, 2006, no stock options had been granted under the 2006 Gastar Long Term Stock Incentive Plan.

Effective January 1, 2003, the Company adopted the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, using the modified prospective application method. In December of 2004, the FASB issued SFAS 123R which addressed the accounting for transactions in which an entity exchanges its equity instruments for goods and services. It also addressed transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. This statement supersedes APB Opinion No. 25 and requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period (usually the vesting period). Because the Company had previously adopted SFAS 123 and recorded the fair value of stock options granted after January 1, 2003, SFAS 123R had minimal impact upon adoption effective January 1, 2006.

Determining Fair Value Under SFAS No. 123R

Valuation and Amortization Method. The Company estimates the fair value of share-based awards granted using the Black-Scholes-Merton valuation model. The fair value of all awards is amortized on a straight-line basis over the requisite service periods, which are generally the vesting periods.

Expected Life. The expected life of awards granted represents the period of time that stock options are expected to be outstanding. The Company determines the expected life using the “simplified method” in accordance with Staff Accounting Bulletin No. 107 for all stock options issued with ten-year grant expiration. An expected life of five years was utilized for all stock options with five-year grant expiration.

Expected Volatility. Using the Black-Scholes-Merton valuation model, the Company estimates the volatility of its common shares at the date of grant based on its historical volatility.

Risk-Free Interest Rate. The Company assumes a risk-free interest rate of 5.0% in the Black-Scholes-Merton option valuation model, which approximates the implied yield currently available on U.S. Treasury zero-coupon issues with an equivalent remaining term equal to the expected life of the award.

Expected Dividend Yield. The Company has not paid any cash dividends on its common shares and does not anticipate paying any cash dividends in the foreseeable future. Consequently, a dividend yield of zero is utilized in the Black-Scholes-Merton valuation model.

Expected Forfeitures. To date the Company has had limited forfeitures and thus has not included expected forfeitures in determining compensation expense.

9

GASTAR EXPLORATION LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Unaudited)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes-Merton valuation pricing model. During the first six months of 2006 and 2005, we granted 1,195,000 and 426,000 stock options, respectively. A summary of the weighted average assumptions and results for stock options granted during the six months ended June 30, 2006 and 2005 are as follows:

	For the Six Months Ended June 30,
	2006	2005
Expected life (in years)	6.5	5.0
Expected volatility	42.0%	42.0%
Risk-free interest rate	5.0%	5.0%
Expected dividend yield	0.0%	0.0%
Expected forfeiture rate	0.0%	0.0%
Weighted average grant date fair value of stock options granted	$1.80	$1.06

Share Based Compensation

For the three months ended June 30, 2006 and 2005, the Company recorded $772,000 and $748,000, respectively, in stock-based compensation expense for stock options granted using the fair-value method. For the six months ended June 30, 2006 and 2005, the Company recorded $1.3 million and $1.5 million, respectively, in stock-based compensation expense for stock options granted using the fair-value method and $7,500 for director fees waived during the during the first six months of 2006. All stock based compensation costs were expensed and not tax effected as the Company currently records no tax expense.

At June 30, 2006, the Company had unvested stock options to purchase 5,439,500 shares with a weighted average grant date fair value of $1.14. As of June 30, 2006, the Company had approximately $2.3 million of total unrecognized compensation cost related to unvested stock options, which is expected to be amortized over the following periods:

(in thousands)
2006	$875
2007	981
2008	364
2009	100
2010	13

The table below reflects the pro-forma impact of stock-based compensation on the Company’s net loss and loss per share had the Company applied SFAS No. 123R to stock options granted prior to January 1, 2003 that vested in 2005 and subsequent periods:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2006	2005	2006	2005
	(in thousands, except per share amounts)
Net loss, as reported	$(6,727)	$(8,663)	$(49,637)	$(16,299)
Cost of compensation expense using fair value (not tax effected)	(2)	(274)	(7)	(559)

Net loss, pro forma	$(6,729)	$(8,937)	$(49,644)	$(16,858)

Net loss per share, as reported	$(0.04)	$(0.07)	$(0.30)	$(0.14)
Net loss per share, pro forma	$(0.04)	$(0.08)	$(0.30)	$(0.15)

10

GASTAR EXPLORATION LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Unaudited)

Stock Option Activity

The following table summarizes the changes and option exercise prices for stock options under the Company’s Stock Option Plan for six months ended June 30, 2006:

	Number of Shares Under Option	Weighted Average Exercise Price (1)		Weighted Average Grant Date Fair Value per Share
		CDN$	US$
Stock options outstanding as of December 31, 2005	17,500,600	3.02	2.04	$1.24
Stock options granted	1,195,000	4.78	4.10	$1.80
Stock options exercised (2)	(2,054,450)	2.76	1.80	$1.43
Stock options cancelled	(510,000)	2.80	1.84	$1.44

Stock options outstanding as of June 30, 2006	16,131,150	3.17	2.31	$1.25

Stock options exercisable as of June 30, 2006	10,691,650	2.87	1.93	$1.30

(1)	Stock option grants are denominated in CDN$. U.S. dollar equivalent was calculated at the exchange rate that existed on the date of grant.
(2)	Includes 1,148,814 stock options forfeited due to cashless exercise.

As June 30, 2006, the aggregate intrinsic value of outstanding stock options was $5.4 million, and the remaining weighted average contractual life was 1.9 years. As of June 30, 2006, the aggregate intrinsic value of outstanding exercisable stock options was $5.4 million, and the remaining weighted average contractual life was 0.5 years.

	For the Six Months Ended June 30,
	2006	2005
	(in thousands)
Total fair value of stock options granted	$2,146	$449
Total intrinsic value of stock options exercised	$1,221	$18,845

The following table summarizes the range of exercise prices for stock options outstanding and exercisable as of June 30, 2006:

Exercise Prices	Number of Shares Under Stock Options
	Outstanding	Exercisable	Expiration Date
CDN$2.76 ($1.80)	8,426,400	8,426,400	July 13, 2006
CDN$2.81 ($1.80)	700,000	700,000	April 26, 2007
CDN$3.70 ($2.75)	725,000	362,500	April 20, 2009
CDN$3.41 ($2.71)	4,403,750	1,096,250	August 4, 2009
CDN$4.80 ($3.89)	10,000	2,500	March 1, 2010
CDN$4.30 ($3.54)	21,000	5,250	April 4, 2010
CDN$3.50 ($2.84)	345,000	86,250	June 24, 2010
CDN$3.40 ($2.76)	50,000	12,500	June 28, 2010
CDN$3.25 ($2.74)	150,000	—	September 7, 2010
CDN$4.00 ($3.42)	40,000	—	September 20, 2010
CDN$4.50 ($3.80)	75,000	—	October 18, 2015
CDN$4.80 ($4.10)	865,000	—	April 5, 2016
CDN$3.25 ($2.91)	50,000	—	May 24, 2016
CDN $5.01($4.32)	270,000	—	January 16, 2016

	16,131,500	10,691,650

11

GASTAR EXPLORATION LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Unaudited)

9. Loss per Share

In accordance with the provisions of SFAS No. 128, “Earnings per Share”, basic earnings per share is computed on the basis of the weighted average number of common shares outstanding during the periods. Diluted earnings per share is computed based upon the weighted average number of common shares plus the assumed issuance of common shares for all potentially dilutive securities. Diluted amounts are not included in the computation of diluted loss per share, as such would be anti-dilutive.

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2006	2005	2006	2005
	(in thousands, except share and per share amounts)
Basic and diluted loss per share and shares outstanding:
Net loss	$(6,727)	$(8,663)	$(49,637)	$(16,299)
Weighted average common shares outstanding	166,513,762	117,286,718	165,663,086	115,547,122
Basic and diluted loss per share	$(0.04)	$(0.07)	$(0.30)	$(0.14)

Common shares excluded from the denominator as anti-dilutive:
Stock options	16,131,150	17,329,600	16,131,150	17,329,600
Warrants	2,732,521	4,997,288	2,732,521	4,997,288
Convertible debentures	8,964,710	8,964,710	8,964,710	8,964,710
Liability to be settled by issuance of common shares (1)	2,237,197	3,760,446	2,237,197	3,760,446

Total	30,065,578	35,052,044	30,065,578	35,052,044

(1)	Assumes conversion of liability to be settled by issuance of common shares for the Senior Secured Notes at a June 30, 2006 and 2005 closing price of CDN$2.65 and CDN$3.59, respectively, per common share.

10. Common Stock

On February 3, 2006, the Company issued 21,948 common shares valued at $84,000 upon exercise of warrants at CDN$4.65 per share issued in connection with the sale of the Convertible Senior Debentures.

On March 20, 2006, the Company issued 152,299 common shares valued at $606,000 (CDN$714,286) based upon a five-day weighted average trading price of CDN$4.69 per share upon the six-month anniversary of the private placement of $10.0 million Senior Secured Notes.

On March 31, 2006, in connection with Gastar’s June 2005 purchase of the GeoStar Acquisition properties, the Company issued to GeoStar as part of the final purchase price adjustment 548,128 common shares valued at CDN$4.50 per share, or $2.1 million.

During the six months ended June 30, 2006, pursuant to the Company’s Stock Option Plan, the Company issued 905,636 commons shares in connection with the cashless exercise of stock options.

On June 19, 2006, the Company issued 1,607,143 common shares valued at $3.6 million (CDN$4.5 million) based upon the a five-day weighted average trading price of CDN$2.80 per share upon the one year anniversary of the private placement of $63.0 million Senior Secured Notes.

11. Warrants

In February 2006, the Company issued 21,948 common shares upon exercise of warrants related to the Convertible Senior Debentures. In May 2006 the remaining 237,792 of Convertible Subordinated Debenture warrants expired, resulting in total warrants outstanding at June 30, 2006 of 2,732,521.

12

GASTAR EXPLORATION LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Unaudited)

12. Commitments and Contingencies

Litigation

The Company is party to various litigation matters arising out of the normal course of business. The ultimate outcome of each of these matters cannot presently be determined, nor can the liability that could potentially result from an adverse outcome be reasonably estimated at this time. The Company does not expect that the outcome of these proceedings will have a material adverse effect on its financial position or results of operations. The more significant litigation matters are summarized below.

Estate of Virgil Sparks and Oil Wells of Kentucky, Inc. vs. First Sourcenergy Group Inc. and Geostar Corporation Arbitration. In August 2002, FSG, a wholly owned Company subsidiary, was a named party to this arbitration proceeding. The dispute involves historical dealings with the development of an Authority to Prospect (“ATP”) Area in Queensland, Australia, as well as an ancillary agreement. The formal arbitration is in discovery stages. FSG and GeoStar have moved to dismiss the arbitration on the grounds of a claimed prior settlement and release agreement. FSG and GeoStar are vigorously defending the arbitration, and firmly believe that its position is sound and intends to continue to defend vigorously against the claim. Further, FSG’s interest in ATP 560 were transferred from FSG to a third party in 2001, the result of which means that, although FSG is a named defendant, the third party and GeoStar would bear primary liability from this arbitration action.

Western Gas Resources, Lance Oil and Gas Company, Inc. and Williams Production RMT Company vs. First Sourcenergy Wyoming, Inc. and First Sourcenergy Group, Inc. On May 3, 2005, FSW and FSG, both wholly owned Company subsidiaries, were party to a complaint concerning a June 2002 Lease Exchange and Purchase Agreement between certain of the parties. The issue involves a certain natural gas gathering agreement and its applicability to some of the properties exchanged under the June 2002 Agreement. A formal response to the complaint was filed in June 2005. Discovery on this matter is currently underway and trial is scheduled to commence in September 2006. After evaluation of potential exposure and legal preparation and trial costs, the Company elected to settle this matter by cash payment of $1.2 million. Settlement documents and payment are anticipated to be completed by the end of August 2006.

Navasota Resources L.P. vs. First Source Texas, Inc., First Source Gas L.P. and Gastar Exploration Ltd. (Cause No. 0-05-451) District Court of Leon County, Texas 12th Judicial District. This lawsuit contends that the Company breached Navasota’s preferential right to purchase 33.33% of the Company’s interest in certain natural gas and oil leases located in Leon and Robertson Counties sold to Chesapeake Energy Corporation pursuant to a transaction closed November 4, 2005. The preferential right claimed is under an operating agreement dated July 7, 2000. The Company contends, among other things, that Navasota neither properly nor timely exercised any preferential right election it may have had with respect to the inter-dependent Chesapeake transaction. In July 2006, the District Court of Leon County, Texas issued a summary judgment in favor of the Company and Chesapeake. Navasota has filed an appeal of the summary judgment ruling. The Company intends to continue to vigorously defend against this claim.

Gastar Exploration Texas L P vs. John E. McFarlane, et al (Cause No. 0-06-161) 87th Judicial District Court of Leon County, Texas. This suit is one to quiet title to minerals under an oil and gas lease dated December 4, 2003 covering approximately 2,598 gross acres (“Lease”). John E. McFarlane, and certain other family members, contend that minerals subject to the Estate of Fay Watson McFarlane are not subject to the Lease. The Company claims that said minerals are in fact subject to the Lease. The existence of unleased mineral interests in this Lease could adversely impact future development of the Lease. The Company will continue to vigorously pursue this claim.

13

GASTAR EXPLORATION LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Unaudited)

Burning Rock Energy, LLC, et al vs. First Sourcenergy Wyoming, Inc. (now Gastar Exploration USA, Inc.), et al. Burning Rock contends in this 2006 lawsuit that Gastar and the operator of certain Wyoming properties were obligated under a January 1, 2004 Exchange Agreement to make lease maintenance payments on certain leases to be assigned to Burning Rock under the Exchange Agreement. The case is in the discovery phase and the Company intends to vigorously defend against the claim.

Commitments

In March 2006, the Company entered into an agreement with a drilling contractor to provide contracted drilling services in the Hilltop Area of East Texas for a three year period at agreed upon day rates. The Company made an initial payment of $1.0 million upon execution of the agreement and is required to make a second advance payment of $1.0 million upon rig delivery, which is anticipated prior to year end 2006. The advance payments will be amortized over the three-year term of the agreement. The Company is required to pay the drilling contractor a minimum of $6.3 million per year in drilling day rate fees, net of the amortization of the advance payments, during the term of the agreement.

Future Share Issuances

Pursuant to the GeoStar Acquisition, GeoStar may receive additional common shares based on look-backs at June 30, 2006 and June 30, 2007 on the East Texas assets, based on a required number of drilled wells, and net reserve additions valued at $1.50 per Mcf less attributable development expenditures to GeoStar’s acquired interest. The look-back calculations are to be based on a third party engineering report and calculated within 60 days of receipt of the engineering report. Common shares to be issued, if any, are to be based on the five day weighted average trading price on the day preceding the actual payment of shares, discounted by ten percent.

13. Supplemental Disclosure of Cash Flow Information

Non-cash transactions have been disclosed in Notes 2, 5, 6, 8 and 10.

14. Differences between Canadian and U.S. Generally Accepted Accounting Principles

The Condensed Consolidated Financial Statements have been prepared in accordance with US GAAP. United States principles differ from Canadian principles as follows:

Reconciliation of Net Loss under US GAAP to Canadian GAAP

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2006	2005	2006	2005
	(in thousands, except per share amounts)
Net loss in accordance with U.S. principles	$(6,727)	$(8,663)	$(49,637)	$(16,299)

Impact of Canadian principles:
Depreciation, depletion and amortization (1)(4)	(1,495)	(531)	(1,924)	(940)
Natural gas and oil impairment (4)	—	4,287	37,301	8,698
Mineral resource properties (3)	33	6	190	34
Accretion expense on convertible notes (2)	(14)	(14)	(28)	(28)
Amortization expense - deferred charges (5)(6)	(770)	(1,616)	(1,533)	(1,776)
Interest - debt discount (5)(6)	770	1,616	1,533	1,776

Net adjustments	(1,476)	3,748	35,539	7,764

Net loss in accordance with Canadian principles	$(8,203)	$(4,915)	$(14,098)	$(8,535)

Loss per common share in accordance with Canadian principles: Basic and diluted	$(0.05)	$(0.04)	$(0.09)	$(0.07)

14

GASTAR EXPLORATION LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Unaudited)

Condensed Consolidated Statements of Operations – Canadian GAAP

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2006	2005	2006	2005
	(in thousands, except per share and share amounts)
REVENUES	$6,684	$4,943	$13,307	$9,674

EXPENSES:
Lease operating, transportation and selling expenses	2,128	477	4,088	1,792
Depreciation, depletion and amortization (4)	5,060	2,806	9,798	5,905
Accretion on asset retirement obligation	57	24	114	43
General and administrative expenses	3,107	1,772	5,626	3,537

LOSS FROM OPERATIONS	(3,668)	(136)	(6,319)	(1,603)

Interest expense (5)(6)	(3,830)	(4,969)	(7,603)	(7,136)
Investment income	492	22	1,020	62
Litigation settlement expense	(1,200)	—	(1,200)	—
Foreign exchange gain	3	168	4	142

LOSS BEFORE INCOME TAX	(8,203)	(4,915)	(14,098)	(8,535)

Provision for income taxes (7)	—	—	—	—

NET LOSS	$(8,203)	$(4,915)	$(14,098)	$(8,535)

NET LOSS PER SHARE:
Basic and diluted	$(0.05)	$(0.04)	$(0.09)	$(0.07)

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
Basic and diluted	166,513,762	117,286,718	165,663,086	115,547,122

15

GASTAR EXPLORATION LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Unaudited)

Condensed Consolidated Balance Sheets (US GAAP and Canadian GAAP)

	As of June 30, 2006		As of December 31. 2005
	U.S. GAAP	Canadian GAAP	U.S. GAAP	Canadian GAAP
	(in thousands)
ASSETS

Current assets	$47,239	$47,239	$69,468	$69,468
Deferred charges (5)(6)	4,192	18,278	4,922	20,541
Cash call receivable	4,515	4,515	391	391
Property and equipment, net (1) (3) (4)	146,852	196,230	165,347	179,158

Total assets	$202,798	$266,262	$240,128	$269,558

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities	$23,194	$23,194	$13,942	$13,942
Senior secured notes (6)	59,055	73,000	57,546	73,000
Subordinated, unsecured notes payable (5)	3,109	3,250	3,085	3,250
Convertible senior debentures (2)	30,000	29,810	30,000	29,782
Asset retirement obligation	3,766	3,766	3,558	3,558
Liability to be settled by issuance of common shares	4,855	4,855	11,221	11,221
Shareholders’ equity (2)	78,819	128,387	120,776	134,805

Total liabilities and shareholders’ equity	$202,798	$266,262	$240,128	$269,558

Reconciliation of Shareholders’ Equity under US GAAP to Canadian GAAP:

	As of June 30, 2006	As of December 31, 2005
	(in thousands)
Shareholders’ equity, in accordance with U.S. principles	$78,819	$120,776
Convertible notes, beneficial conversion feature (2)	190	218
Mineral resource properties (3)	331	141
Natural gas and oil properties (1)(4)	49,047	13,670

Shareholders’ equity, in accordance with Canadian principles	$128,387	$134,805

(1)	In accordance with U.S. principles, the Company recognizes revenue and expenses on the statement of operations without regard to levels of commercial production and calculated and reported depletion on the income statement. For Canadian principles, since the Company had not reached commercial levels of production, it was considered to be in the pre-production stage. While in the pre-production stage, the Company netted their natural gas and oil revenue and lease operating expenses against natural gas and oil properties on the balance sheet and did not record depletion on their natural gas and oil properties. The Company was in the pre-production stage until June 30, 2002.
(2)	In accordance with U.S. principles, the amount of Convertible Senior Debentures is recognized as debt and is offset by the value attributable to the beneficial conversion feature. The value of the warrants attached to debt as well as the value of the conversion feature of the convertible debt is recognized as paid-in capital in Shareholders’ Equity. The amortization of the beneficial conversion feature is amortized over the term of the related convertible notes. For Canadian principles, these convertible notes are considered to be compound financial instruments and the liability component and the equity component must be presented separately as determined at initial recognition.
(3)	In accordance with U.S. principles, expenditures on mineral resource properties are expensed. For Canadian principles, the Company capitalizes expenditures on mineral resource properties.
(4)	In accordance with U.S. principles, a ceiling test is applied to ensure the unamortized capitalized costs in each cost center do not exceed the sum of the present value, discounted at 10 percent, of the estimated unescalated future net operating revenue from proved reserves plus unimpaired unproved property costs less future development costs, related production costs, abandonment and reclamation costs and applicable taxes, as

16

GASTAR EXPLORATION LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Unaudited)

determined by independent engineers. For Canadian principles, the Company adopted the new Canadian guideline AcG-16 in 2003, in which a similar ceiling test calculation is performed with the exception that cash flows from proved reserves are undiscounted and utilize forecast pricing, based on sales prices achievable under existing contracts and posted average reference prices in effect between the end of the year and the finalization of the year end audit and current costs to determine whether impairment exists. Any impairment amount is measured using the fair value of proved and probable reserves. Unproved properties are tested separately for impairment.

In computing its consolidated net loss for US GAAP purposes, the Company recorded a write down of properties in 2000, 2001, 2002, 2003, 2004, 2005 and 2006 as a result of the application of the US GAAP ceiling test. For Canadian principles, the Company recorded a write down in 2002 and 2003 only. Therefore, the depletion base of unamortized capitalized costs is less for US GAAP purposes.

Effective January 1, 2004, the Canadian Accounting Standard’s Board amended the Full Cost Accounting Guideline. Under Canadian GAAP, depletion charges are calculated by reference to proved reserves estimated using estimated future prices and costs. Under US GAAP, depletion charges are calculated by reference to proved reserves estimated using constant prices.

(5)	For U.S. principles, the value of the warrants is allocated based on relative fair values and is netted against the debt and is amortized as interest expense. For Canadian principles, the fair value of the warrants are recorded as a deferred charge and amortized over the life of the note.
(6)	In accordance with U.S. principles, debt discount is netted against the debt and not deferred as a financing cost. The debt discount is amortized as interest expense using the interest method. For Canadian principles, the fair value of the debt discount is recorded as a deferred charge and amortized over the life of the note.
(7)	There are no tax effects as the Company currently is not taxable and a valuation allowance has been recorded for the balance of the deferred tax assets.

17

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with accompanying condensed consolidated financial statements and related notes included elsewhere in this Form 10-Q. It contains forward looking statements that reflect our future plans, estimates, beliefs and expected performance. The forward looking statements are dependent upon events, risks and uncertainties that may be outside our control. Our actual results could differ materially from those discussed in these forward looking statements. Factors that could cause or contribute to such differences include, but are not limited to, market prices for natural gas and oil, economic and competitive conditions, regulatory changes, estimates of proved reserves, potential failure to achieve production from development projects, capital expenditures and other uncertainties, as well as those factors discussed below in this Form 10-Q and in our Annual Report on Form 10-K for the year ended December 31, 2005, particularly in “Risk Factors” and “Cautionary Notes Regarding Forward Looking Statements”, all of which are difficult to predict. In light of these risks, uncertainties and assumptions, the forward looking events discussed may not occur.

Overview

We are an independent energy company engaged in the exploration, development and production of natural gas and oil in the United States and Australia. Our principal business activities include the identification, acquisition, and subsequent exploration and development of natural gas and oil properties. Our emphasis is on prospective deep structures identified through seismic and other analytical techniques as well as unconventional natural gas reserves, such as coal bed methane, or CBM. We currently are pursuing conventional natural gas exploration in the Deep Bossier play in the Hilltop area in East Texas and the Appalachian Basin in West Virginia. Our primary CBM properties are in the United States in the Powder River Basin and in the Gunnedah and Gippsland Basins of Australia.

Recent Activities

Hilltop Area, East Texas

During the six months ended June 30, 2006, we continued our exploratory drilling program in the Hilltop area of East Texas. In January 2006, we placed the Donelson #1 (100% working interest) and #2 (100% working interest) wells on production. The Donelson #1 is producing from the lower Bossier formation, while the Donelson #2 was initially completed in the Knowles formation. In May 2006, the Donelson #2 was dually completed in the Pettet formation, significantly increasing the well’s oil and natural gas and oil production. In January 2006 drilling commenced on the Wildman Trust #1 (67% working interest) and the well was ultimately completed in the middle and upper Bossier formations in May 2006.

Also in May 2006, we added an additional rig in East Texas and commenced drilling the Wildman Trust #2 (56% before casing point, 67% after casing point working interest) and the John Parker #1 (42% before casing point, 50% after casing point) wells. The Wildman Trust #2 well, located in the Hilltop area, is targeted to test the upper, middle and lower Bossier formations with a projected total depth of approximately 19,200 feet. Total well depth is anticipated to be reached in September 2006. The John Parker #1 well is located on the northwestern portion of our leasehold position and is in a structural position projected to be similar to recent successful wells drilled in close proximity by other operators. This well is targeted to test the middle Bossier formation with a projected total depth of approximately 17,500 feet. Total depth is anticipated to be reached in late August 2006.

Our operational plans for the deep Bossier play for the remainder of 2006 include the drilling of at least two additional deep Bossier wells following the John Parker #1 and the Wildman Trust #2 wells and the possible addition of a third rig in the fourth quarter of 2006. We also are participating in a large scale 3-D seismic survey that will cover the majority of our acreage position in the Hilltop area. The 3-D seismic data should be available for processing during the first quarter of 2007.

Sabine Island, Orange County, Texas

In May 2006, we commenced drilling on the Odom #1well (33% before casing point, 25% after casing point working interest) located in Orange County, Texas. This 3-D seismic based non-operated exploratory well is targeting the Yegua formation. The well is anticipated to reach the targeted depth during the third quarter of 2006.

18

PEL 238, Gunnedah Basin, New South Wales, Australia.

We have a 35% interest in PEL 238, a CBM property covering approximately 2.0 million gross acres (700,000 net acres), located in the Gunnedah Basin of New South Wales approximately 250 miles northwest of Sydney, Australia. During the six months ended June 30, 2006, the operator drilled eight new vertical coal seam natural gas wells on approximately 40 acre spacing in close proximity to an existing well within the Bohena Project Area. The new wells will be perforated in the Bohena coal seam and then hydraulically fracture stimulated before being placed into test production during the fourth quarter. The closely spaced “nine-spot” production pilot is designed to accelerate dewatering of the thick Bohena coal seam and to achieve commercial natural gas production rates in a shorter period than would be possible for an isolated well or for wells drilled on wider spacing. A pressure monitoring well was drilled approximately 2.2 kilometers (1.4 miles) north of the existing wells in 2006 to assist in determining the extent of in-seam permeability communication in the Bohena coal seam.

EL 4416, Gippsland Basin, Victoria, Australia

We have a 75% interest in the CBM rights in EL 4416, an approximate 1.0 million gross acre property (750,000 net acres), covering a substantial portion of the onshore Gippsland Basin. The property is located east of Melbourne in the State of Victoria, Australia. During the second quarter of 2006 we began initial long-term testing of the first of two wells completed on EL 4416. Early water production has been significant, indicating permeability in the targeted coal seam. Current plans are to increase the downhole pump capacity to accelerate the dewatering process. Drilling of additional wells is anticipated to commence by early 2007 to evaluate the viability of commercial CBM production from this property.

Results of Operations

The following is a comparative discussion of the results of operations for the three and six months ended June 30, 2006 and 2005. It should be read in conjunction with the condensed consolidated financial statements and the related notes and other information included elsewhere in this Form 10-Q.

Three Months Ended June 30, 2006 Compared to the Three Months Ended June 30, 2005.

Net loss. We reported a net loss attributable to common shares for the three months ended June 30, 2006 of $6.7 million, compared to a net loss of $8.7 million for the three months ended June 30, 2005. The net loss for 2006 includes a litigation settlement expense of $1.2 million. The net loss for 2005 includes an impairment of natural gas and oil properties of $4.3 million.

Revenues. Substantially all of our revenues are derived from the production of natural gas in the United States. We reported revenues of $6.7 million for the three months ended June 30, 2006, up from $4.9 million for the comparable period in 2005. The 35% increase in revenues was primarily attributable to a 58% increase in production resulting from the June 2005 GeoStar Acquisition, commencement of production of natural gas from several new wells in East Texas in 2005 and 2006 and an increase, effective June 1, 2006, in our Wyoming properties net revenue interest as a result of a joint venture payout. The increase in production was partially offset by a 15% decline in natural gas prices.

19

Natural Gas and Oil Production and Average Sales Prices. Natural gas represents substantially all of our production. The table below sets forth production and sales information for the periods indicated:

	For the Three Months Ended June 30,
	2006	2005
Production:
Natural gas (MMcf)	1,182.8	757.4
Oil (MBbls)	2.8	0.5
Total (MMcfe)	1,199.3	760.4

MMcfe per day	13.2	8.4

Average sales prices:
Natural gas (per Mcf)	$5.49	$6.50
Oil (per Bbl)	$67.29	$49.03

Lease operating, transportation and selling. We reported expenses for lease operating, transportation and selling of $2.1 million for the three months ended June 30, 2006, up from $477,000 for the comparable period in 2005. This increase was attributable to higher production volumes and the inclusion of a severance tax refund benefit in 2005 of $350,000. Our lease operating expense per Mcfe increased to $1.77 per Mcfe during the three months ended June 30, 2006 from $1.09 per Mcfe for the comparable period in 2005, excluding the 2005 severance tax refund benefit. The increase in per Mcfe cost primarily was the result of additional fixed costs associated with natural gas treatment plants in East Texas and an increase in the number of producing wells.

Depletion, depreciation and amortization. We reported depletion, depreciation and amortization (“DD&A”) of $3.6 million for the three months ended June 30, 2006, up from $2.3 million for the comparable period in 2005. The DD&A increase primarily due to higher production volumes. The DD&A rate for the three months ended June 30, 2006 was $2.97 per Mcfe, compared $2.99 per Mcfe for the three months ended June 30, 2005.

Impairment of natural gas and oil properties. The weighted average natural gas price utilized for the June 30, 2006 ceiling impairment evaluation was $6.60 per Mcf, held constant, and resulted in a ceiling cushion of natural gas and oil properties of $26.7 million. For the three months ended June 30, 2005, we reported a $4.3 million impairment of natural gas and oil properties, primarily as a result of lower natural gas prices. The impairment of natural gas and oil properties for the three months ended June 30, 2005 was based on a weighted average natural gas price of $5.32 per Mcf, held constant.

Interest and debt related items. We reported interest expense of $3.8 million for the three months ended June 30, 2006, down from $5.0 million for the comparable period in 2005. In June 2005, as a condition to the issuance of the senior secured notes, the 15% senior notes were called and repaid in full resulting in 2005 interest expense including a call premium of $662,000 and expensing of unamortized deferred costs of $630,000.

General and administrative expenses. We reported general and administrative expenses of $3.1 million for the three months ended June 30, 2006, up from $1.8 million for the comparable period in 2005. The increase in general and administrative expenses was primarily due to a higher level of permanent and contract staff and professional service charges. Included in current quarter general and administrative expenses is approximately $345,000 of professional fees related to the proposed Gippsland Basin Victoria, Australia brown coal acquisition that was ultimately canceled.

Investment income and other. We reported $492,000 in investment income and other for the three months ended June 30, 2006, up from $22,000 for the comparable period in 2005. This increase was due to investment income earned on the cash balances from the proceeds received as a result of the issuance of common shares in November 2005.

Litigation settlement expense. Represents 2006 settlement cost to be incurred in conjunction with the Western Gas Resources, et al litigation matter.

20

Six Months Ended June 30, 2006 Compared to the Six Months Ended June 30, 2005.

Net loss. We reported a net loss attributable to common shares for the six months ended June 30, 2006 of $49.6 million, compared to a net loss of $16.3 million for the six months ended June 30, 2005. The net losses for 2006 and 2005 include impairment of natural gas and oil properties of $37.3 million and $8.7 million, respectively. The net loss for 2006 also includes a litigation settlement expense of $1.2 million.

Revenues. Substantially all of our revenues are derived from the production of natural gas in the United States. We reported revenues of $13.3 million for the six months ended June 30, 2006, up from $9.7 million for the comparable period in 2005. The increase in revenues was primarily attributable to a 36% increase in production resulting from the June 2005 GeoStar Acquisition, the commencement of production of natural gas from new wells in East Texas in 2005 and 2006 and an increase in Wyoming production from new CBM wells drilled in the Powder River Basin and effective June 1, 2006 an increase in the company’s Wyoming net revenue interest as a result of a joint venture payout. Of the increase in revenues, 96% was attributed to higher production rates and 4% resulted from natural gas and oil price increases.

Natural Gas and Oil Production and Average Sales Prices. Natural gas represents substantially all of our production. The table below sets forth production and sales information for the periods indicated:

	For the Six Months Ended June 30,
	2006	2005
Production:
Natural gas (MMcf)	2,176.2	1,606.4
Oil (MBbls)	3.0	1.2
Total (MMcfe)	2,194.2	1,613.6

MMcfe per day	12.1	8.9

Average sales prices:
Natural gas (per Mcf)	$6.02	$5.99
Oil (per Bbl)	$66.87	$47.09

Lease operating, transportation and selling. We reported expenses for lease operating, transportation and selling of $4.1 million for the six months ended June 30, 2006, up from $1.8 million for the comparable period in 2005. This increase was attributable to higher production volumes and the inclusion of a severance tax refund benefit in 2005 of $350,000. Our lease operating expense per Mcfe increased to $1.86 per Mcfe during the first six months of 2006, up from $1.33 per Mcfe for the comparable period in 2005, excluding the severance tax refund benefit. The increase in per Mcfe cost primarily was the result of additional fixed costs associated with natural gas treatment plants in East Texas and an increase in the number of producing wells.

Depletion, depreciation and amortization. We reported depletion, depreciation and amortization (“DD&A”) of $7.9 million for the six months ended June 30, 2006, up from $5.0 million for the comparable period in 2004. DD&A increased primarily due to higher production rates and a higher DD&A rate per unit. Of the increase in DD&A expense, 61% was attributed to higher production rates and 39% was due to an increase in DD&A rate per unit. The DD&A rate for the six months ended June 30, 2006 was $3.59 per Mcfe, compared $3.08 per Mcfe for the six months ended June 30, 2005.

Impairment of natural gas and oil properties. We reported a non-cash ceiling test impairment of natural gas and oil properties for the six months ended June 30, 2006 of $37.3 million, up from the $8.7 million reported for the comparable period in 2005. The impairment was the result of a decline in natural gas prices from year end 2005, together with limited first quarter drilling results in East Texas and the related lag in reserve recognition. At March 31, 2006, the weighted average natural gas price utilized for ceiling impairment was $5.79 per Mcf, held constant, a 22% decline from year end 2005 comparable price of $7.39 per Mcf. The weighted average natural gas price utilized for the June 30, 2006 ceiling impairment evaluation was $6.60 per Mcf, held constant, and resulted in a ceiling cushion of natural gas and oil properties of $26.7 million. The impairment of natural gas and oil properties for the six months ended June 30, 2005 of $8.7 million was based on a weighted average natural gas price of $5.32 per Mcf, held constant.

21

Interest and debt related items. We reported interest expense of $7.6 million for the six months ended June 30, 2006, up from $7.1 million for the comparable period in 2005. This increase was due to an increase in debt outstanding as a result of the issuance of $73.0 million of senior secured notes in June and December 2005, which was partially offset by the repayment of $25.0 million senior notes in June 2005. In June 2005, as a condition to the issuance of the senior secured notes, the 15% senior notes were called and repaid in full resulting in 2005 interest expense including a call premium of $662,000 and expensing of unamortized deferred costs of $667,000.

General and administrative expenses. We reported general and administrative expenses of $5.6 million for the six months ended June 30, 2006, up from $3.5 million for the comparable period in 2005. The increase in general and administrative expenses was primarily due to a higher level of permanent and contract staff and professional service charges. Included in the six months ended June 30, 2006 general and administrative expenses is approximately $345,000 of professional fees related to the proposed Gippsland Basin Victoria, Australia brown coal acquisition that was ultimately canceled.

Investment income and other. We reported $1.0 million in investment income and other for the six months ended June 30, 2006, up from $62,000 for the comparable period in 2005. This increase was due to investment income earned on the cash balances from the proceeds received as a result of the issuance of common shares in November 2005.

Litigation settlement expense. Represents 2006 settlement cost to be incurred in conjunction with the Western Gas Resources, et al litigation matter.

Liquidity and Capital Resources

For the six months ended June 30, 2006, we reported positive cash flow from operations of $8.4 million. Capital expenditures on natural gas and oil properties totaled $26.4 million during the period. At June 30, 2006, approximately $38.9 million remained in available cash and cash equivalents for future capital expenditures as well as other corporate purposes.

Pursuant to the terms of our senior secured notes, we have the right, exercisable quarterly to June 16, 2007, to require the original purchasers of the senior secured notes to purchase additional notes in an amount limited to an aggregate of $10.0 million in principal, provided that we comply with proved plus probable reserve present value discounted at 10%, or PV(10), to net senior secured debt coverage ratio of 2.0:1 and other general covenants and conditions. The PV(10) value is to be based on a third party independent reserve report utilizing constant pricing based on the lower of current natural gas and oil prices, adjusted for area basis differentials, or $6.00 per Mcf of natural gas and $40.00 per barrel of oil. Utilizing the same reserve pricing criteria above, the proved plus probable reserves PV(10) (“2P PV(10)”) to net senior secured notes debt reserve maintenance ratio covenant must be a minimum of 1.5:1 from date of issuance of the notes up to the day immediately preceding the first anniversary date. On the first anniversary date of the senior secured notes, the 2P PV(10) reserve ratio maintenance covenant increased to a minimum of 2.5:1 and will increase on the second anniversary to 3.0:1 and on the third anniversary and for all test periods thereafter until maturity to 3.5:1. Utilizing the same reserve pricing criteria above, the proved reserves PV(10) (“1P PV(10)”) to net senior secured notes debt reserve maintenance ratio covenant must be a minimum of 1.0:1 from date of issuance of the notes up to the day immediately preceding the second anniversary date. On the second anniversary date of the senior secured notes, the 1P PV(10) reserve ratio maintenance covenant increases to a minimum of 1.5:1 and on the third anniversary and for all test periods thereafter until maturity to 2.0:1. We must maintain compliance with the reserve ratio covenants at all future quarterly and annual covenant determination dates or be subject to mandatory principal redemptions under certain conditions. The senior secured notes prohibit us from issuing any debt senior or pari passu to the senior secured notes and may limit our ability to borrow subordinated funds and payment of dividends.

We continually evaluate our capital needs and compare them to our capital resources. To execute our operational plans, particularly our drilling plans in East Texas, additional funds will be needed for acreage

22

acquisition, seismic and other geologic analysis, drilling, undertaking completion activities and for general corporate purposes. We may have to significantly reduce our drilling and development program if our internally generated cash flow from operations and cash flow from financing activities are not sufficient to pay debt service, corporate overhead and expenditures associated with our projected drilling and development activities. We expect to fund these expenditures from internally generated cash flow, cash on hand, the issuance of additional senior secured notes or the issuance of additional equity. We may also attempt to balance future capital expenditures through joint venture development of certain properties with industry partners. We are in the early stages of exploration and development of our East Texas properties. Amounts and timing of future cash flows is dependent on confirmation of production from recently completed wells, together with the success of currently drilling and future wells to be drilled. We cannot be certain that future funds will be available to fully execute our current business plan.

Our capital expenditures in the next 12 months under our current business plan are estimated to total approximately $79.0 million, of which $68.3 million is estimated to be spent on conventional natural gas and oil exploration and development operations, $4.5 million is estimated to be spent on CBM projects in the United States and $6.2 million is estimated to be spent on CBM projects in Australia. Given the forecast for natural gas and oil prices, cash on hand and projected production volume increases, we believe that approximately $30 million of additional financing will be necessary to execute our business and operational plans over the next 12 months. The additional financing funds will most likely include the issuance of additional equity and additional senior secured notes.

We are highly dependent upon natural gas pricing. A material decrease in current and projected natural gas prices could impact our ability to fund future activities, impair our ability to raise additional capital on acceptable terms and result in a financial covenant default under the senior secured notes, resulting in mandatory principal reduction under certain conditions.

We currently have no natural gas price financial instruments or hedges in place. Our natural gas marketing contracts use “spot” market prices. We may enter into long-term fixed-price natural gas contracts, swap or hedge positions, other gas financial instruments or financial derivatives later in 2006. A senior secured notes covenant restricts us from hedging more than 50% of future production.

As of June 30, 2006, we were in compliance with all debt covenants.

Off-Balance Sheet Arrangements

As of June 30, 2006, we had no off-balance sheet arrangements. We have no plans to enter into any off-balance sheet arrangements in the foreseeable future.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, contingent assets and liabilities and the related disclosures in the accompanying condensed consolidated financial statements. Changes in these estimates and assumptions could materially affect our financial position, results of operations or cash flows. Management considers an accounting estimate to be critical if:

•	It requires assumptions to be made that were uncertain at the time the estimate was made; and

•	Changes in the estimate or different estimates that could have been selected could have a material impact on our consolidated results of operations or financial condition.

Significant accounting policies that we employ and information about the nature of our most critical accounting estimates, our assumptions or approach used and the effects of hypothetical changes in the material assumptions used to develop each estimate are presented in our Annual Report of Form 10-K for the year ended December 31, 2005.

23

Item 3. Quantitative and Qualitative Disclosure about Market Risk

Commodity Risk

Our major commodity price risk exposure is to the prices received for our natural gas production. Realized commodity prices received for our production are the spot prices applicable to natural gas in the region produced. Prices received for natural gas are volatile and unpredictable and are beyond our control. For the six months ended June 30, 2006, a 10% change in the prices received for natural gas production would have had an approximate $1.3 million impact on our revenues. To date, we have not entered into hedge transactions to mitigate our commodity pricing risk.

Interest Rate Risk

The carrying value of our debt approximates fair value. At June 30, 2006, we had approximately $106.3 million in principal amount of long-term debt of which $73.0 million of the senior secured notes was subject to a floating interest rate of LIBOR plus 6%. Our convertible senior debentures and subordinated unsecured notes payable are fixed debt rate, but the interest rates are not materially different than current prevailing market rates and, as such, their carrying value approximates fair value. A 10% fluctuation in interest rates would have an approximate $838,000 impact on annual interest expense.

Currency Translation Risk

Because our revenues and expenses are primarily in U.S. dollars, we have little exposure to currency translation risk, and, therefore, we have no plans in the foreseeable future to implement hedges or financial instruments to manage international currency changes.

Item 4. Controls and Procedures

Management’s Conclusion on the Effectiveness of Disclosure Controls and Procedures

Our Chief Executive Officer and the Chief Financial Officer performed an evaluation of our disclosure controls and procedures. As defined in Exchange Act Rule 13a-15(e) and 15d-15(e), disclosure controls and procedures are designed to ensure that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of June 30, 2006 at a reasonable assurance level. While our disclosure controls and procedures provide reasonable assurance that the appropriate information will be available on timely basis, this assurance is subject to limitations inherent in any control system, no matter how well it may be designed or administered.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting during the quarter ended June 30, 2006, that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

24

PART II – OTHER INFORMATION

Item 1. Legal Proceedings

All current legal proceedings are set forth in Note 12 of the Notes to Condensed Consolidated Financial Statements for the six months ended June 30, 2006, included herein.

Item 1A. Risk Factors

In addition to other information set forth in this report, you should carefully consider the factors discussed in Part I, Item 7, under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2005, which could materially affect our business, financial condition and future results. The risks described in our Annual Report on Form 10-K are not the only risks facing our Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and/or operating results.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

On February 3, 2006, the Company issued 21,948 common shares valued at $84,000 upon exercise of warrants at CDN$4.65 per share issued in connection with the sale of the Convertible Senior Debentures.

On March 20, 2006, the six-month anniversary of the September 19, 2005 $10.0 million Senior Secured Notes issuance, the Company issued to the note holders an additional 152,299 common shares valued at $606,000 (CDN$714,286).

On March 31, 2006, in connection with Gastar’s purchase of the GeoStar Acquisition Properties in June 2005, the Company issued to GeoStar as part of the final purchase price adjustment 548,128 common shares valued at CDN$4.50 per share, or $2.1 million. The issuance of the shares and unsecured subordinated notes to GeoStar was exempt from registration pursuant to Section 4(2) under the Securities Act.

During the six months ended June 30, 2006, pursuant to the Company’s Stock Option Plan, the Company issued 905,636 commons shares in connection with the cashless exercise of stock options.

On June 19, 2006, the twelve-month anniversary of the June 17, 2005 $63.0 million Senior Secured Notes issuance, the Company issued to the note holders an additional 1,607,143 common shares valued at $3.6 million (CDN$4.5 million).

Item 3. Default Upon Senior Securities

None

25

Item 4. Submission of Matters to a Vote of Security Holders

On June 1, 2006, we held our annual meeting of shareholders. At the annual meeting, there were 166,302,278 common share entitled to vote attending by person or by proxy. The following matters were voted upon and passed:

1.	To fix the board of directors of the Company at five (5) members: VOTES FOR 111,619,246, VOTES AGAINST 488,550, WITHHELD 193,647.

2.	To elect a board of directors of the Company for the ensuing year: Each nominee for director received at least 88,413,616 votes for, which is greater than 67% of the total votes entitled to be cast by common shareholders of record, as follows:

	For	Withheld
Abby Badwi	88,595,201	17,000
Thomas Crow	88,608,851	3,350
Richard Kapuscinski	88,607,151	5,050
J. Russell Porter	88,549,091	63,110
Thomas Robinson	88,413,616	198,585

Matthew	J.P. Heysel did not stand for reelection.

3.	To approve the appointment of BDO Seidman, LLP, as the independent registered public accounting firm of the Company for the ensuing year and to authorize the board of directors to fix the auditors’ remuneration: VOTES FOR 112,062,060, VOTES WITHHELD 239,383.

4.	To approve and adopt a 2006 Long-Term Stock Incentive Plan. VOTES FOR 60,174,824, VOTES AGAINST 7,336,334, WITHHELD 292,260.

Item 5. Other Information

None

Item 6. Exhibits

The following is a list of exhibits filed as part of this Form 10-Q. Where so indicated by a footnote, exhibits, which were previously filed, are incorporated herein by reference.

Exhibit Number	Description
31.1	Certification of chief executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. †

31.2	Certification of chief financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. †

32.1	Certification of the chief executive officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. ††

32.2	Certification of the chief financial officer pursuant Section 906 of the Sarbanes-Oxley Act of 2002. ††

†	Filed herewith.
††	Furnished herewith.

26

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GASTAR EXPLORATION LTD.

Date: August 14, 2006	By:	/s/ J. RUSSELL PORTER
J. Russell Porter
Chairman, President and Chief Executive Officer
(principal executive officer)

Date: August 14, 2006	By:	/s/ MICHAEL A. GERLICH
Michael A. Gerlich
Vice President and Chief Financial Officer
(principal financial and accounting officer)

27

EXHIBIT INDEX

Exhibit Number	Description
3.1	Amended and Restated Articles of Incorporation of Gastar Exploration Ltd. (1)

3.2	Bylaws of Gastar Exploration Ltd. (1)

4.1	Indenture dated November 12, 2004 between Gastar Exploration Ltd. and CIBC Mellon Trust Company as trustee. (1)

4.2	Form of 9.75% Convertible Senior Unsecured Subordinated Debenture of Gastar Exploration Ltd. (1)

4.3	Form of placement agent warrant to purchase common shares of Gastar Exploration Ltd. in connection with issuances of 9.75% Convertible Senior Unsecured Subordinated Debenture of Gastar Exploration Ltd. (1)

4.4	Agency Agreement dated as of November 12, 2004 between Gastar Exploration Ltd. and Westwind Partners Inc. in connection with issuances of 9.75% Convertible Senior Unsecured Subordinated Debenture of Gastar Exploration Ltd. (1)

4.5	Form of Subscription Agreement for U.S. purchasers of 9.75% Convertible Senior Unsecured Subordinated Debenture of Gastar Exploration Ltd. (1)

4.6	Form of Subscription Agreement for U.S. purchasers of 9.75% Convertible Senior Unsecured Subordinated Debenture of Gastar Exploration Ltd. (1)

4.7	Securities Purchase Agreement dated as of June 17, 2005, by and among Gastar Exploration Ltd. and the purchasers named therein for the purchase of $63.0 million in principal amount of Senior Secured Notes. (1)

4.8	Form of Senior Secured Note dated as of June 17, 2005. (1)

4.9	Registration Rights Agreement dated as of June 17, 2005, by and among Gastar Exploration Ltd. and the purchasers named therein. (1)

4.10	Form of Subscription Agreement for U.S. purchasers of common shares of Gastar Exploration Ltd. in a private placement dated June 30, 2005. (1)

4.11	Form of Subscription Agreement for U.S. purchasers of common shares of Gastar Exploration Ltd. in a private placement dated June 30, 2005. (1)

4.12	Placement agent warrant to purchase 510,525 common shares of Gastar Exploration Ltd. in connection with the sale of $15.0 million in principal amount of 15% subordinated notes in October 2004. (1)

4.13	Placement agent warrant to purchase 1,989,475 common shares of Gastar Exploration Ltd. in connection with the sale of $10.0 million in principal amount of 15% subordinated notes in October 2004. (1)

4.14	Form of 10% subordinated note issued June 2004. (1)

4.15	Form of warrant to purchase common shares of Gastar Exploration Ltd. issued in connection with the sale of 10% subordinated notes in June 2004. (1)

4.16	Form of warrant to purchase common shares of Gastar Exploration Ltd. issued in connection with a private placement of working interests in 2002. (1)

4.17	Agreement between Gastar Exploration Ltd. and GeoStar Corporation dated August 11, 2005. (1)

4.18	First Amendment dated September 6, 2005 to Securities Purchase Agreement dated as of June 17, 2005, by and among Gastar Exploration Ltd. and the purchasers named therein for the purchase of $63.0 million in principal amount of Senior Secured Notes. (1)

4.19	Common Share Purchase Agreement between Gastar Exploration Ltd. and Chesapeake Energy Corporation dated November 4, 2005. (1)

4.20	Registration Rights Agreement between Gastar Exploration Ltd. and Chesapeake Energy Corporation dated November 4, 2005. (1)

4.21	Facsimile of common share certificate of the Company. (1)

10.1*	The Gastar Exploration Ltd. 2002 Stock Option Plan, dated February 14, 2004, as amended. (1)

10.2*	Employment Agreement dated March 23, 2005 by and among First Sourcenergy Wyoming, Inc., Gastar Exploration Ltd. and J. Russell Porter. (1)

10.3*	Employment Agreement dated April 26, 2005 by and among First Sourcenergy Wyoming, Inc., Gastar Exploration Ltd. and Michael A. Gerlich. (1)

28

10.4	Purchase and Sales Agreement between GeoStar Corporation and Gastar Exploration Ltd. covering Wyoming and Montana producing properties dated June 16, 2005. (1)

10.5	Purchase and Sales Agreement between GeoStar Corporation and Gastar Exploration Ltd. covering Wyoming and Montana non-producing properties dated June 16, 2005. (1)

10.6	Purchase and Sales Agreement between GeoStar Corporation and Gastar Exploration Ltd. covering Texas producing properties dated June 16, 2005. (1)

10.7	Purchase and Sales Agreement between GeoStar Corporation and Gastar Exploration Ltd. covering Texas non-producing properties dated June 16, 2005. (1)

10.8	Participation and Operating Agreement between GeoStar Corporation and Gastar Exploration Ltd. dated June 15, 2001. (1)

10.9	Promissory Note for $15.0 million between GeoStar Corporation and Gastar Exploration Ltd. dated August 11, 2001. (1)

10.10*	Form of Gastar officer stock option grant. (2)

10.11†	Gastar Exploration Ltd. 2006 Long-Term Stock Incentive Plan.

14.1	Gastar Exploration Ltd. Code of Ethics, adopted effective December 15, 2005. (1)

21.1	Subsidiaries of Gastar Exploration Ltd. (2)

31.1	Certification of chief executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. †

31.2	Certification of chief financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. †

32.1	Certification of the chief executive officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. ††

32.2	Certification of the chief financial officer pursuant Section 906 of the Sarbanes-Oxley Act of 2002. ††

*	Management contract or compensatory plan or arrangement.
†	Filed herewith.
††	Furnished herewith.
(1)	Filed as an exhibit to the Company’s Registration Statement on Form S-1 (Registration No. 333-127498), as filed with the Securities and Exchange Commission on January 4, 2006.
(2)	Filed as an exhibit to the Company’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on March 31, 2006.

29

23,085,160 Shares

Gastar Exploration Ltd.

Common Shares

Prospectus

August 14, 2006

(Supplementing the Prospectus dated May 3, 2006)